18



04012119

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME ERG Ltd

*CURRENT ADDRESS _____

**FORMER NAME _____

**NEW ADDRESS _____

PROCESSED

JAN 2 1 2004

THOMSON
FINANCIAL

FILE NO. 82- 2373 _____   FISCAL YEAR 6-30-03

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Pages   87

ERG
GROUP

30 September 2003

Company Announcements Office
Australian Stock Exchange Limited
Level 4 Exchange Centre
20 Bridge Street
Sydney NSW 2000

AR/S
6-30-03

Dear Sirs   *ERG Ltd*

ERG Limited 2003 Audited Financial Report

We attach the audited financial report for the year ended 30 June 2003.

Our auditors have expressed an unqualified audit opinion reflecting the significant improvement in the financial position of the Group over the last 12 months. This turnaround has been primarily driven by the Group's successful capital restructure, the sale of its subsidiary Proton World and the restructure of contracts for the Rome and Lazio project.

Yours faithfully

Peter J Fogarty
Chief Executive

247 Balcatta Road Balcatta WA 6021 Australia | PO Box 670 Balcatta WA 6914 Australia
Telephone: + 61 8 9273 1100 Facsimile: + 61 8 9273 1208 | Email: info@erggroup.com Internet: www.erggroup.com
ERG Limited ACN 009 112 725 a member of the ERG Group



ERG
GROUP

ERG GROUP
2003 Financial Report

ERG Limited's annual report consists of two documents – the 2003 Annual Review and the 2003 Financial Report. The Annual Review details the Group's operations and contains statutory information.

Notice of Annual General Meeting

The Annual General Meeting of ERG Limited will be held at the Sheraton Perth Hotel, 207 Adelaide Terrace, Perth, Western Australia on Wednesday 26 November 2003 at 10.30am.

Company Information

ERG Limited
ABN 23 009 112 725

Board of Directors
A F Shepherd (Chairman)

Executive Director
P J Fogarty (Chief Executive Officer)

Non-Executive Directors
D J Humann
D P Saville
R N Topfer

Chief Financial Officer
Y S Kwa

Company Secretary
C L Barrett-Lennard

Registered Office
247 Balcatta Road
Balcatta Western Australia 6021
Telephone +61 8 9273 1100
Facsimile   +61 8 9273 1189
Website   www.erggroup.com
Email   info@erggroup.com

Share Registry
Computershare Investor Services Pty Limited
Building

Website
Email perth.servi

Auditors
Deloitte Touche Tohmatsu
Central Park
Level 16, 152–158 St George's Terrace
Perth Western Australia 6000

Australian Stock Exchange Listing
Australian Stock Exchange Limited
(Home Exchange: Perth, Western Australia)

American Depositary Receipts
The Bank of New York
101 Barclay Street
New York NY 10286
Telephone +1 212 815 2276

Banks

Australia
Australia and New Zealand Banking Group Limited
Babcock and Brown Pty Limited
Bank of Western Australia Limited
National Australia Bank Limited
St George Bank Limited

International
Citibank
Deutsche Bank AG
The Hong Kong and Shanghai Banking Corporation Limited
ING Bank
National Westminster Bank plc



ERG LIMITED AND CONTROLLED ENTITIES

2003 Financial Report

Contents

Directors' Report

The Directors present their report on the consolidated entity consisting of ERG Limited (ERG) and its controlled entities at the end of, or during, the year ended 30 June 2003. In order to comply with the provisions of the *Corporations Act 2001*, the Directors report as follows:

Details of Directors

The names and particulars of the Directors of ERG in office throughout the year and at the date of this report are summarised on page 19 in the *2003 Annual Review*.

Principal Activities

The principal continuing activities of ERG and its controlled entities during the year were:

*   marketing, installation and service of automated fare collection equipment and systems
*   smart card systems and services
*   licensing of technology
*   research and development
*   management and investment.

Results and Dividends

Consolidated Result

The consolidated (loss) profit from ordinary activities after income tax for the year, attributable to members of ERG, was:

	2003 $000	2002 $000
Consolidated (loss) profit from ordinary activities after income tax	(201,554)	(249,799)
Add back: Net loss attributable to outside equity interest	3,296	5,920
Net (loss) profit attributable to the members of ERG Limited	(198,258)	(243,879)

Dividends

No dividend has been paid or proposed in respect of the year ended 30 June 2003 (2002: nil).

Review of Operations

A detailed Review of Operations is set out on pages 12 to 18 in the *2003 Annual Review*.

Directors' Report

Significant Changes in the State of Affairs

Significant changes in the state of affairs of the consolidated entity during the financial year were as follows:

	2003 $000
An increase in contributed equity of $260,871,000 arising from:	
Conversion of 3,000,000 convertible notes into 9,000,000 ordinary shares	1,496
Issue of 62,499,492 shares as satisfaction of convertible note interest payment due on 1 April 2003	9,375
Issue of 1,666,666,710 shares as satisfaction of convertible notes repayable in October 2005	250,000
	260,871

In addition, ERG implemented a ten for one share consolidation and the consolidated entity disposed of 100 per cent of the issued capital of Proton World International SA (PWI) on 24 April 2003. Refer to note 39 for full details on the PWI disposal.

Matters Subsequent to the End of the Financial Year

The consolidated entity announced that an agreement has been signed with Azienda Tramvie e Autobus del Comune di Roma (ATAC), the organisation administering the public transport in Rome, to restructure the original contract for the supply, installation and operation of the public transport ticketing system in Rome and Lazio.

The restructure will result in the return of approximately $50.8 million in cash to ERG in the short term, the elimination of approximately $7 million in annual depreciation charges and the continued involvement in the operation of the system for eight years. The contract documents are currently being finalised and are expected to be completed imminently. The terms of the new relationship are as follows:

- ATAC will purchase the public transport ticketing hardware, with the exception of the central clearing house, from ERG for a consideration of $35.7 million. On signing of the contracts $27.9 million is due within 15 days, of which $10.2 million has been recieved. The remainder of $7.8 million is due in two instalments within six months. ATAC has pre-arranged external bank financing for this purchase.

- ERG and ATAC will establish a new company ("Newco") that will operate the ticketing system. ERG will own 30 per cent of Newco and will contribute approximately $3.1 million in cash to the new entity.

- Newco will purchase the rights to use ERG's software for $10 million payable in cash on signing of the contracts. ERG will also receive an annual software maintenance fee of $1.9 million for a period of eight years.

- In return for operating the system, Newco will receive an annual fee from ATAC of 7.85 per cent of all transit fares processed by the system. This operating contract has an initial term of eight years, with the annual fee estimated to be in the range of $35–40 million, before operating costs.

- ERG will be paid an additional $5.1 million for software engineering services to be supplied over the next 12 months.

The above event did not have a financial impact in the year ended 30 June 2003.

Directors' Report

At the date of this report, other than as already detailed, no matters or circumstances have arisen since 30 June 2003 that will significantly affect or may significantly affect:

- the operations in the financial year subsequent to 30 June 2003 of the consolidated entity constituted by ERG and entities it controls from time to time; or

- the results of those operations; or

- the state of affairs in the financial year subsequent to 30 June 2003 of the consolidated entity.

Environmental Regulation

Following a review of the consolidated entity's operations, the Directors confirm that there are no particular environmental obligations to which ERG or its controlled entities are subject, outside of the usual common law and legislative requirements.

Directors' and Executives' Emoluments

The Remuneration and Nominations Committee advises the Board on remuneration policies and practices generally, and makes specific recommendations on remuneration packages and other terms of employment.

Executive remuneration and other terms of employment are reviewed annually by the Committee having regard to performance against goals set at the start of the year.

Remuneration packages are set at levels that are intended to attract and retain executives capable of managing the consolidated entity's diverse operations.

Remuneration of Non-Executive Directors is determined by the Board within the maximum amounts approved by shareholders from time to time.

Performance-related bonuses are available to executives up to a maximum of 50 per cent of base salary. Bonuses are not payable to Non-Executive Directors.

Details of the nature and amount of each element of the emoluments of each Director of ERG and each of the five officers of the consolidated entity receiving the highest emoluments are set out in the following tables.

Non-Executive Directors of ERG Limited

Name	Directors' Base Fee $	Superannuation $	Consultancy $	Total $
A F Shepherd – Chairman (appointed 2 May 2003)	–	–	–	–
A S Murdoch (resigned 2 May 2003)	78,261	7,043	–	85,304
E L Bolto (resigned 2 May 2003)	45,198	4,067	–	49,265
D J Humann	54,000	4,860	129,360	188,220
G L Crew (resigned 2 May 2003)	51,707	4,653	–	56,360
D P Saville (appointed 2 May 2003)	–	–	–	–
R N Topfer (appointed 8 October 2002)	–	–	–	–

Directors' Report

Executive Director of ERG Limited and the Consolidated Entity

Name	Base Consulting Fee $	Other * $	Total $
P J Fogarty – for the services of LTC Management Pty Ltd	950,000	325,000	1,275,000

* LTC Management Pty Ltd received payments as a result of achieving various performance objectives and includes a capital payment for an amendment to the contract and new restrictive covenants.

Other Executives of the Consolidated Entity

Name	Position	Base Salary $	Superannuation $	Other $	Total $
V J Miners[1]	Chief Technology Officer (resigned 6.12.02)	282,377	–	360,920[2]	643,297
A E Linkens[1]	Managing Director – EMEA* (resigned 24.4.03)	391,842	–	56,804[3]	448,646
F R Carbonez[1]	Executive Chairman – EMEA	431,205	–	–	431,205
R D Howson	Chief Financial Officer (resigned 4.1.03)	151,200	13,608	260,682[2]	425,490
G Constable[1]	Global Head of Knowledge Management	400,518	–	–	400,518

* *Europe, Middle East and Africa*

[1] These executives are overseas-based and are paid in foreign currencies.

[2] Includes termination payments.

[3] Includes a bonus payment.

There are no executives of ERG Limited.

Information on the options granted, including the number of options granted to Directors and other executives, is set out in the following sections of this report.

Likely Developments and Expected Results of Operations

The consolidated entity intends to continue with the various activities outlined under Principal Activities concentrating on growth of the key activities; namely, in the areas of automated fare collection equipment, smart card systems and services, and technology licensing.

Share Options Granted to Directors and the Most Highly Remunerated Officers

There were no options over unissued ordinary shares of ERG granted during, or since the end of, the financial year to any of the Directors or the five most highly remunerated officers of the parent entity and consolidated entity as part of their remuneration.

Directors' Report

Shares Under Option

At the date of this report unissued ordinary shares of the parent entity under option are:

Expiry Date	Notes	Exercise Price	Number of Options
17 November 2003	(a)	$3.1.80	300
15 March 2007		$3.80	100,000
29 March 2007		$3.76	100,000
29 March 2007	(b)	$3.76–$4.39	400,000
29 March 2007		$4.50	200,000
9 December 2008	(a)	$3.70	375,000
11 December 2008	(a)	$3.80	7,500
1 February 2009		$4.00	706,662
16 July 2009	(a)	$9.30	190,500
30 August 2009	(a)	$11.90	15,000
26 November 2009	(a)	$26.00	7,500
29 November 2009	(a)	$26.00	7,500
2 December 2009	(a)	$26.40	31,500
10 January 2010	(a)	$25.40	4,200
11 January 2010	(a)	$25.90	4,500
12 January 2010	(a)	$26.10	16,500
13 January 2010	(a)	$26.20	5,400
14 January 2010	(a)	$27.00	19,650
25 February 2010	(a)	$37.50	1,200
14 June 2010	(a)	$30.80	18,000
1 November 2010	(a)	$32.30	79,500
17 November 2010	(a)	$31.80	97,600
			2,388,012

(a) These options are exercisable after the expiration of two years after the date of grant. The options will expire on termination of the employee's employment or ten years after the date of grant.

In addition, the exercise of options for Mr P J Fogarty and other key executives is conditional on the achievement of certain performance hurdles.

(b) These options are exercisable in tranches dependent upon the use of the Proton technology and software within certain periods.

Interests in the Shares of the Parent Entity

As at the date of this report, the interests of the Directors in the shares of the parent entity were:

Name	Options	Listed Shares	Shares Issued Under the ERG Limited Employee Share Incentive Scheme (Unlisted)
A F Shepherd	–	–	–
P J Fogarty	375,000	654,599	525,000
D J Humann	–	–	–
D P Saville	–	64,317,041	–
R N Topfer	–	–	–

Directors' Meetings

To assist in the execution of responsibilities, and in addition to its regular meetings, the Board has established several committees including the Audit and Risk, Document Execution, and Remuneration and Nominations Committees. Meetings are held as required.

The following table sets out the number of meetings of the parent entity's Directors held during the year ended 30 June 2003 and the number attended by each Director.

Directors' Report

| Name | Board Meetings | | Committee Meetings | | | | | |
| | | | Audit and Risk | | Document Execution | | Remuneration & Nominations | |
	Held	Attended	Held	Attended	Held	Attended	Held	Attended
A F Shepherd	5	5	--	--	*	*	*	*
A S Murdoch	33	33	3	3	--	--	1	1
P J Fogarty	37	37	*	*	--	--	*	*
E L Bolto	33	30	3	3	--	--	1	1
G L Crew	33	29	4	4	--	--	1	1
D J Humann	37	32	4	4	--	--	1	1
D P Saville	5	4	--	--	*	*	--	--
R N Topfer	27	15	*	*	*	*	--	--

*   Not a member of the Committee

Indemnification and Insurance of Directors and Officers

Indemnification

The parent entity's Constitution provides for an indemnity of Directors, executive officers and company secretaries where liability is incurred in connection with the performance of their duties in those roles other than as a result of their negligence, default or breach of duty in relation to the consolidated entity. The indemnification will also meet the full amount of any such liabilities, including legal fees where that person is acquitted or where proceedings are withdrawn before judgment.

The Company has not otherwise, during or since the financial year, indemnified or agreed to indemnify an officer or auditor of the Company or of any related body corporate against a liability incurred as such by an officer or auditor.

Insurance Premiums

The consolidated entity has paid insurance premiums in respect of Directors and officers' liability, legal expenses and insurance contracts for current Directors and officers, including executive officers and company secretaries of the consolidated entity; and Directors, executive officers and company secretaries of its controlled entities, other than for OneLink Holdings Pty Ltd and OneLink Transit Systems Pty Ltd which have their own Directors and officers' insurance policy. In addition, the consolidated entity's Directors and officers' insurance policy has been extended to cover officers serving as non-executive directors of AFC Equipment Co Pty Ltd and Prepayment Cards Limited. In accordance with commercial practices, the insurance policy prohibits disclosure of the terms of the policy including the nature of the liability insured against and the amount of the premiums paid.

Rounding off of Amounts to Nearest Thousand Dollars

The parent entity is of a kind referred to in Class Order 98/0100, issued by the Australian Securities and Investments Commission, relating to the "rounding off" of amounts in the Directors' Report and the financial report. Amounts in the Directors' Report and the financial report have been rounded off to the nearest thousand dollars or, in certain cases, to the nearest dollar, in accordance with that Class Order.

Signed in accordance with a resolution of the Board of Directors made pursuant to s298(2) of the *Corporations Act 2001*.

On behalf of the Directors

P J Fogarty
Director
Perth, Western Australia, 30 September 2003

Statement of Financial Performance
FOR THE YEAR ENDED 30 JUNE 2003

	Notes	Consolidated 2003 $000	Consolidated 2002 $000	Parent Entity 2003 $000	Parent Entity 2002 $000
Revenue from ordinary activities.	3	**327,631**	301,552	**38,519**	17,900
Expenses from ordinary activities	3	**(504,729)**	(514,499)	**(181,559)**	(246,374)
Borrowing costs	4	**(21,159)**	(29,703)	**(19,055)**	(27,954)
Share of net loss of associates accounted for using the equity method	41	**(2,950)**	(3,488)	**–**	–
Correction of fundamental error	48	**–**	–	**(46,625)**	–
(Loss) from ordinary activities before income tax expense	4	**(201,207)**	(246,138)	**(208,720)**	(256,428)
Income tax (expense) benefit relating to ordinary activities	5	**(347)**	(3,661)	**–**	3,509
(Loss) from ordinary activities after related income tax expense		**(201,554)**	(249,799)	**(208,720)**	(252,919)
Net loss attributable to outside equity interest		**3,296**	5,920	**–**	–
Net (loss) attributable to members of ERG Limited	29(b)	**(198,258)**	(243,879)	**(208,720)**	(252,919)
Net exchange differences on translation of financial reports of self-sustaining foreign operations	29(a)	**(7,345)**	(1,183)	**714**	–
Total changes in equity other than those resulting from transactions with owners as owners	31	**(205,603)**	(245,062)	**(208,006)**	(252,919)
		Cents	Cents		
Basic (loss) earnings per share	45	**(188.8)**	(316.6)		
Diluted (loss) earnings per share	45	**(188.8)**	(316.6)		

The above statement of financial performance should be read in conjunction with the accompanying notes.

Statement of Financial Position
AS AT 30 JUNE 2003

	Notes	Consolidated 2003 $000	Consolidated 2002 $000	Parent Entity 2003 $000	Parent Entity 2002 $000
Current Assets					
Cash assets	8	22,873	38,401	12,475	15
Receivables	9	81,523	124,650	7,472	6,380
Inventories	10	25,053	34,902	1,675	–
Other financial assets	11	–	15,793	–	–
Other	12	12,705	21,466	1,005	14
Total current assets		142,154	235,212	22,627	6,409
Non-Current Assets					
Receivables	13	90,371	67,633	128,840	391,937
Investments accounted for using the equity method	14	2,405	5,355	–	–
Other financial assets	15	724	5,554	8,286	21,911
Property, plant and equipment	16	70,226	84,841	53,666	929
Intangible assets	17	89,926	243,243	26,294	30,044
Other	18	13,696	28,298	–	–
Total non-current assets		267,348	434,924	217,086	444,821
Total assets		409,502	670,136	239,713	451,230
Current Liabilities					
Payables	19	59,846	93,224	12,059	6,239
Interest-bearing liabilities	20	32,212	78,217	–	42,818
Current tax liabilities	21	969	803	–	–
Provisions	22	12,021	11,970	1,706	813
Other	23	22,069	14,991	2,805	4,337
Total current liabilities		127,117	199,205	16,570	54,207
Non-Current Liabilities					
Payables	24	42	–	42	–
Interest-bearing liabilities	25	25,435	268,881	25,435	247,218
Provisions	26	359	465	–	–
Other	27	57,834	49,838	–	–
Total non-current liabilities		83,670	319,184	25,477	247,218
Total liabilities		210,787	518,389	42,047	301,425
Net assets		198,715	151,747	197,666	149,805
Equity					
Parent entity interest					
Contributed equity	28	617,831	361,964	617,831	361,964
Reserves	29(a)	(9,705)	(4,016)	714	–
(Accumulated losses)	29(b)	(423,228)	(223,314)	(420,879)	(212,159)
Total parent entity interest		184,898	134,634	197,666	149,805
Outside equity interests in controlled entities	30	13,817	17,113	–	–
Total equity	31	198,715	151,747	197,666	149,805

The above statement of financial position should be read in conjunction with the accompanying notes.

Statement of Cash Flows
FOR THE YEAR ENDED 30 JUNE 2003

	Notes	Consolidated		Parent Entity	
		2003 $000	2002 $000	2003 $000	2002 $000
Cash Flows from Operating Activities					
Receipts from customers		**257,729**	279,231	**30,917**	13,409
Payments to suppliers and employees		**(224,279)**	(300,609)	**(26,810)**	(4,386)
Dividends received		**–**	3	**–**	–
Interest received		**950**	3,303	**451**	2,668
Income tax (paid) refund received		**(181)**	110	**–**	–
Government grants received		**–**	1	**–**	–
Interest paid and borrowing costs		**(13,671)**	(24,215)	**(10,919)**	(23,121)
Research and development expenditure	7	**(16,956)**	(10,594)	**–**	–
Redundancy costs		**(664)**	(1,943)	**–**	–
Restructure and advisory costs		**(6,380)**	–	**(6,380)**	–
Net cash (outflow) inflow from operating activities	43	**(3,452)**	(54,713)	**(12,741)**	(11,430)
Cash Flows from Investing Activities					
Research and development expenditure capitalised	7	**–**	(12,583)	**–**	–
Repayments from associated entity		**8,721**	–	**8,721**	9,364
Advances to associated entity		**(7,675)**	(2,170)	**–**	–
Payments for investment in associated entity		**(4,337)**	(13,983)	**(4,337)**	(13,983)
Payment for purchase of controlled entity, net of cash acquired	39	**–**	(7,455)	**–**	–
Proceeds from sale of investment in associated entity		**5,000**	–	**–**	–
Proceeds from sale of controlled entity, net of cash disposed	39	**48,956**	–	**–**	–
Payments for purchase of technology licence		**(8,905)**	–	**–**	–
Payments for property, plant and equipment		**(4,395)**	(14,911)	**(1,999)**	–
Payments for purchase of investment		**–**	(6,139)	**–**	–
Proceeds from sale of property, plant and equipment		**2,379**	795	**1,409**	–
Proceeds from sale of investment		**16,125**	22,604	**–**	–
Net cash (outflow) inflow from investing activities		**55,869**	(33,842)	**3,794**	(4,619)
Cash Flows from Financing Activities					
Advances to controlled entities		**–**	–	**53,602**	(91,060)
Proceeds from issue of shares		**–**	99,954	**–**	99,954
Dividends paid		**(17)**	(4,885)	**(17)**	(4,885)
Repayment of other loans		**(23,719)**	(5,259)	**(16,392)**	–
Repayment of convertible notes		**(21,322)**	–	**(21,322)**	–
Share issue expenses		**(2,445)**	–	**(2,445)**	–
Proceeds from other loans		**41,827**	–	**41,827**	–
Bond payments		**(32,179)**	–	**(17,566)**	–
Proceeds from commercial bills		**–**	45,000	**–**	45,000
Repayment of commercial bills		**(20,000)**	(35,000)	**(20,000)**	(35,000)
Repayment of finance lease principal		**(942)**	(1,321)	**–**	–
Net cash (outflow) inflow from financing activities		**(58,797)**	98,489	**17,687**	14,009
Net (decrease) increase in cash held		**(6,380)**	9,934	**8,740**	(2,040)
Cash at the beginning of the financial year		**28,984**	20,512	**15**	2,055
ERG Limited (Italian Branch)		**–**	–	**3,618**	–
Effects of exchange rate changes on the balance of cash held in foreign currencies		**269**	(1,462)	**102**	–
Cash at the end of the financial year	8	**22,873**	28,984	**12,475**	15
Financing arrangements	43				
Non-cash financing and investing activities	44				

The above statement of cash flows should be read in conjunction with the accompanying notes.

Notes to the Financial Statements
30 JUNE 2003

1 Summary of Significant Accounting Policies

The financial report covers both ERG Limited as an individual entity and the consolidated entity consisting of ERG Limited and its controlled entities.

ERG Limited is a listed company, incorporated and domiciled in Australia. Its registered office and principal place of business is:

ERG Limited
247 Balcatta Road
Balcatta Western Australia 6021

(a) Basis of Accounting and Preparation

The financial report is a general purpose financial report which has been prepared in accordance with the *Corporations Act 2001*, Accounting Standards and Urgent Issues Group Consensus Views and complies with other requirements of the law.

It is prepared in accordance with the historical cost convention and except where stated, does not take into account changing money values or current valuations of non-current assets. Unless otherwise stated, the accounting policies are consistent with those of the previous year.

Accounting policies are selected and applied in a manner which ensures that the resulting financial information satisfies the concepts of relevance and reliability, thereby ensuring the substance of the underlying transactions or other events is reported.

Going Concern Basis

The consolidated entity has recorded a loss of $198,258,000, after outside equity interest, for the year ended 30 June 2003. This includes a loss of $56,394,000 in relation to the disposal of Proton World International SA (PWI) and an additional charge for the provision of the deferred liability on the PWI acquisition of $10,885,000.

The consolidated entity generated a positive operating cash flow of $17,263,000 before interest and borrowing costs ($13,671,000), restructure and advisory costs ($6,380,000) and redundancy ($664,000). Including these costs, operating cash flow was a negative $3,452,000 for the year.

During the year, the ERG Group restructured its statement of financial position with the conversion of the $250,000,000 listed convertible notes into equity and the disposal of the PWI investment. The net cash received on disposal amounted to $48,956,000 with a further $13,733,000 receivable post year-end.

Subsequent to year-end, an agreement has been signed with Azienda Tramvie e Autobus del Comune di Roma (ATAC) to restructure the Rome contract. The assets for the operation in Rome and the rights to use ERG software have been sold to ATAC for $45,700,000 in cash with $27,900,000 due on signing of the renegotiated contract. An additional $5,100,000 will be paid for software engineering services to be supplied over the next 12 months.

The Export Finance and Insurance Corporation has provided a facility of approximately $25,000,000 to assist with performance bonds for some of the major contracts. The facility will be able to be drawn down subject to certain conditions precedent.

The Directors believe that the ERG Group will return to profitability with the successful delivery of major transit projects in Seattle, Stockholm, Sydney and Washington DC. The successful delivery of these projects involves certain risks and uncertainties some of which are outside the control of the Group.

As a result of the above, the Directors are of the opinion that it is appropriate for the financial statements to be prepared on a going concern basis and that the consolidated entity has the appropriate resources to meet its debts and commitments as and when they fall due.

The financial performance of the consolidated entity resulted in both the parent entity and the consolidated entity breaching a number of banking covenants. Waivers in respect of these breaches have been obtained.

(b) Principles of Consolidation

The consolidated financial statements are those of the consolidated entity, comprising ERG Limited (the parent entity) and all entities which ERG Limited controlled (as defined in Accounting Standard AASB1024 "Consolidated Accounts") during the year and at year-end. A list of controlled entities is shown in note 39.

Where control of an entity is obtained during a financial year, its results are included in the consolidated statement of financial performance from the date on which control commenced. Where control of an entity ceases during a financial year, its results are included for that part of the year during which control existed.

The financial statements of controlled entities are prepared for the same reporting period as the parent entity, using consistent accounting policies. Adjustments are made to bring into line dissimilar accounting policies which may exist.

The effects of all transactions between entities in the consolidated entity are eliminated in full. Outside equity interests in the results and equity of controlled entities are shown separately in the consolidated statement of financial performance and statement of financial position respectively.

(c) Investments

Interests in listed and unlisted securities, other than controlled entities and associates in the consolidated financial statements, are brought to account at cost and dividend income is recognised in the statement of financial performance when receivable. Controlled entities and associates are accounted for in the consolidated financial statements as set out in notes 1(b) and 1(e).

Notes to the Financial Statements
30 JUNE 2003

1 Summary of Significant Accounting Policies (continued)

(d) Acquisitions of Assets

The purchase method of accounting is used for all acquisitions of assets regardless of whether equity instruments or other assets are acquired. Cost is determined as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus incidental costs directly attributable to the acquisition. Where equity instruments are issued in an acquisition, the value of the instruments is their market price as at the acquisition date.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of the acquisition. The discount rate used is the incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

A liability for restructuring costs is recognised as at the date of acquisition of an entity or part thereof when there is a demonstrable commitment to a restructuring of the acquired entity and a reliable estimate of the amount of the liability can be made.

Goodwill is brought to account on the basis described in note 1(p).

Where an entity or operation is acquired and the fair value of the identifiable net assets acquired, including any liability for restructuring costs, exceeds the cost of acquisition, the difference, representing a discount on acquisition, is accounted for by reducing proportionately the fair values of the non-monetary assets acquired until the discount is eliminated. Where, after reducing to zero the recorded amounts of the non-monetary assets acquired, a discount balance remains, it is recognised as revenue in the statement of financial performance.

(e) Equity Accounting of Associates

Investments in associates are accounted for in the consolidated financial statements using the equity method and the cost method in the Company's financial statements. Under the equity method, the consolidated entity's share of the post-acquisition profits or losses of associates is recognised in the consolidated statement of financial performance and its share of post-acquisition movements in reserves is recognised in consolidated reserves. The cumulative post-acquisition movements are adjusted against the cost of the investment. Associates are those entities over which the consolidated entity exercises significant influence, but not control.

(f) Income Tax

Tax effect accounting is applied whereby the income tax expense shown in the statement of financial performance is based on the profit (loss) before tax, adjusted for any permanent differences.

Timing differences, which arise from the recognition in the financial statements of items of revenue and expenditure in periods different to those in which they are assessable or allowable for income tax purposes, are brought to account as a provision for deferred income tax or future income tax benefit at the current taxation rates.

The future income tax benefit relating to timing differences is carried forward as an asset to the extent that realisation is considered beyond reasonable doubt. The future income tax benefit relating to tax losses is not carried forward as an asset unless the benefit is virtually certain of being realised.

Where the earnings of overseas entities are subject to taxation under the Controlled Foreign Companies Rules, this tax has been provided for in the financial report.

(g) Foreign Currency Transactions and Balances

Translation of Foreign Currency Transactions

Foreign currency transactions during the year are translated to Australian currency at the rate of exchange applicable at the date of the transactions. Except for specific hedges, foreign currency balances outstanding at balance date are translated at the rates of exchange ruling on that date. Resulting exchange gains and losses arising from such translations are reflected in the profit or loss for the year.

Specific Hedges

Hedging is undertaken in order to avoid or minimise possible adverse financial effects of movements in exchange rates. Where a purchase or sale is specifically hedged, exchange gains or losses on the hedging transaction arising up to the date of purchase or sale, and costs, premiums and discounts relative to the hedging transaction are included with the purchase or sale. Exchange gains and losses arising on the hedge transaction after that date are taken to the statement of financial performance.

In the case of hedges of monetary items, exchange gains or losses are brought to account in the financial year in which the exchange rate changes. Gains or costs arising at the time of entering into such hedging transactions are brought to account in the statement of financial performance over the lives of the hedges.

If the hedging transaction is terminated prior to its maturity date and the hedged transaction is still expected to occur as designated, deferral of any gains and losses which arose prior to termination continues and those gains and losses are included in the measurement of the hedged transaction.

Notes to the Financial Statements
30 JUNE 2003

1   Summary of Significant Accounting Policies (continued)

In those circumstances where a hedging transaction is terminated prior to maturity because the hedged transaction is no longer expected to occur as designated, any previously deferred gains and losses are recognised in the statement of financial performance on the date of termination.

Translation of Foreign Controlled Entities

Gains or losses on translation of the financial statements of financially dependent foreign operations are calculated using the temporal method. Such gains or losses are then taken into account in determining the profit or loss for the year. Translation of financial statements of operations deemed self-sustaining, being financially and operationally independent of ERG Limited, are translated using the current rate method and any exchange difference is taken directly to the foreign currency translation reserve.

(h) Cash

For the purpose of the statement of cash flows, cash includes cash on hand and in banks and money-market investments readily convertible to cash within two working days and subject to an insignificant risk of change in value, net of outstanding bank overdrafts and current bank borrowings.

(i) Receivables

Trade Debtors

All trade debtors are recognised at the amounts due less any provision for doubtful debts.

Collectability of trade debtors is reviewed on an ongoing basis. Debts which are known to be uncollectable are written off. A provision for doubtful debts is raised where some doubt as to collection exists.

(j) Inventories

Inventories are valued at the lower of cost and net realisable value.

Costs incurred in bringing each product to its present location and condition are accounted for as follows:

* raw materials – purchase cost on a weighted average cost basis

* finished goods and work in progress – costs of direct material, labour and a proportion of manufacturing overheads based on normal operating capacity.

(k) Recoverable Amount of Non-Current Assets

Non-current assets are written down to recoverable amount where the carrying value of any non-current asset exceeds recoverable amount. In determining the recoverable amount of non-current assets, the expected net cash flows have been discounted to their present value.

(l)   Employee Share Incentive Scheme – Receivables

Amounts receivable under the terms of the ERG Limited Employee Share Incentive Scheme are disclosed as current where shares are available after a two-year escrowed term and the issue price is below the current market price for shares traded on the Australian Stock Exchange. Repayment of loan monies can be made any time after the two-year period. Shares outstanding and held by employees who terminate their employment within the two-year escrowed term are repurchased and cancelled by ERG Limited for the original subscription price. Amounts receivable in relation to the employee share incentive scheme are reduced by any necessary provision for doubtful debts.

(m) Property, Plant and Equipment

Cost

Property, plant and equipment are carried at cost and capitalised leasehold assets are included at the present value of the minimum lease payments.

Any gain or loss on the disposal of fixed assets is determined as the difference between the carrying amount of the asset at the time of disposal and the proceeds of disposal, and is included in the result of the consolidated entity in the year of disposal.

Depreciation

Property, plant and equipment, including freehold buildings but excluding freehold land, are depreciated to write off the net cost of each asset on a straight-line basis over their expected useful economic lives. Estimates of remaining useful lives are made on a regular basis for all assets, with annual measurements for major items.

The following estimated useful lives are used in the calculation of depreciation:

* buildings – 25 to 40 years

* plant and equipment – 3 to 16 years.

Land and Buildings

The consolidated entity obtains a current valuation for its interests in land and buildings every three years based on an existing-use basis. Note 16 discloses the most recent valuation and the date of that valuation.

Where the carrying amount of land and buildings is in excess of the valuation, the decrement is recognised as an expense in the statement of financial performance.

Notes to the Financial Statements
30 JUNE 2003

1 Summary of Significant Accounting Policies (continued)

(n) Leasehold Improvements

The cost of improvements to, or on, leasehold properties is amortised over the unexpired period of the lease or the estimated useful life of the improvement to the consolidated entity, whichever is the shorter. Leasehold improvements held at the reporting date are being amortised over three to eight years.

(o) Leased Non-Current Assets

Assets which are acquired under leases deemed to be "finance leases", which effectively transfer from the lessor to the lessee substantially all the risks and benefits incidental to the ownership of the leased assets, are capitalised at the present value of the minimum lease payments and disclosed as leased plant and equipment.

Finance leases are capitalised by recording an initial asset and liability equal to the present value of the minimum lease payments including any guaranteed residual values. Leased assets are amortised over their expected useful lives using the straight-line method, or the period of the lease, whichever is the lesser. Lease payments are allocated between interest expense and lease liability.

Lease expenditure relating to leases deemed to be "operating leases" is recognised as an expense on a basis which reflects the pattern in which economic benefits from the leased asset are consumed.

(p) Intangible Assets

Goodwill

Goodwill purchased is shown in the consolidated financial statements at cost less accumulated amortisation. Goodwill arising on consolidation is the excess of the fair value of the purchase consideration for shares in controlled entities over the fair value attributed to the identifiable net assets acquired, at the acquisition dates. Goodwill purchased and goodwill on consolidation are amortised on a straight-line basis over the period in which the future benefits are expected to arise. This is taken as being ten years.

Licences, Rights and Brand Names

Licences, rights and brand names are initially brought to account at the cost of acquisition and are amortised over their useful lives. Current amortisation periods are five to ten years.

Software Development Costs

Software development costs are carried at cost and are deferred to future periods where they are expected to be recovered beyond any reasonable doubt. Costs include all materials used, direct labour, borrowing costs incurred during development and an appropriate proportion of direct and indirect overheads.

These assets are amortised on a straight-line basis over the period during which the benefits are expected to arise which is currently ten years.

The unamortised balance of software development costs is reviewed regularly and at each reporting date to ensure the criterion for deferral continues to be met. Where such costs are no longer considered recoverable, they are written off as an expense.

(q) Research and Development

Expenditure on research and development is reported as a charge against net profit or loss in the year in which the expenditure is incurred, except where unamortised deferred costs are expected to be recoverable, beyond reasonable doubt.

Amortisation

Where research and development costs are deferred, they are amortised on a straight-line basis over the period of expected benefits. The current amortisation period is ten years.

The unamortised balance of research and development costs deferred in previous periods is reviewed regularly and at each reporting date, to ensure the criterion for deferral continues to be met. Where such costs are no longer considered recoverable, they are written off as an expense.

Grants

Grants and subsidies received in relation to research and development activities are offset against capitalised research and development costs.

(r) Trade and Other Creditors

These amounts are recognised when the consolidated entity becomes obliged to make future payments resulting from the purchase of goods and services.

Notes to the Financial Statements
30 JUNE 2003

1 Summary of Significant Accounting Policies (continued)

(s) Interest-Bearing Liabilities

Loans, commercial bills and other borrowings are recorded at an amount equal to the net proceeds received. Interest is accrued over the period it becomes due and is recorded as part of other creditors and accruals.

On issue of convertible notes, the liability component, originally brought to account, is the present value of future payments of principal and interest to noteholders. The residual amount, representing the fair value of the conversion option, is included in equity as other equity securities with no recognition of any change in the value of the option in subsequent periods. The liability is included in borrowings and carried on an amortised cost basis with interest on the notes recognised as borrowing costs on an effective yield basis until the liability is extinguished on conversion or maturity of the notes.

(t) Employee Entitlements

The estimated value of the shares issued under the ERG Limited Employee Share Incentive Scheme described in note 37 is not charged as an employee entitlement expense.

The contributions made to superannuation funds by entities within the consolidated entity are charged against the profit or loss for the period when due.

Wages and Salaries, Annual Leave and Sick Leave

Liabilities for wages and salaries, annual leave and sick leave are expected to be settled within 12 months at their nominal values using the remuneration rates to apply at the time of settlement.

Long Service Leave

Liabilities for long service leave, which are not expected to be settled within 12 months, are measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using interest rates applicable to national government guaranteed securities with the terms to maturity that match, as closely as possible, the estimated future cash outflows.

Pension Fund

Liabilities or assets in respect of a defined benefit pension fund are measured as the difference between the present value of employees' accrued benefits at the reporting date and the net market value of the superannuation fund's assets at that date. The present value of accrued benefits is based on expected future payments which arise from membership of the fund to the reporting date. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using interest rates on national government guaranteed securities with terms to maturity that match, as closely as possible, the estimated future cash outflows. The amount charged to the statement of financial performance in respect of the pension funds represents the contributions made by the consolidated entity to the funds, adjusted by the movement in the liability or asset.

(u) Derivative Financial Instruments

The consolidated entity enters into forward foreign exchange contracts and interest rate swap agreements. Neither of these types of derivative financial instruments are recognised in the financial statements on inception.

The accounting for forward foreign exchange contracts is in accordance with note 1(g).

The net amount receivable or payable under interest rate swap agreements is progressively brought to account over the period to settlement. The amount recognised is accounted for as an adjustment to interest expense during the period and included in other debtors or other creditors at each reporting date.

(v) Revenue Recognition

Sales and Long-Term Projects

Sales revenue is recognised at the point of final manufacture of product for which contracts are in place and delivery of the product is required under the contracts. Sales revenue is disclosed net of returns, trade allowances and duties and taxes paid.

In the case of long-term projects involving the supply of an automated fare collection system, revenue is recognised in accordance with the percentage of completion method and stage of completion is measured by the proportion that costs incurred to date bear to the estimated total costs of the contract.

Profit is accounted for by taking the percentage of completion of the total contract value and applying the percentage against the total current forecast profit for the project. Where it is probable that a loss will arise from a contract, the excess of total forecast cost over total forecast revenue is recognised as an operating expense immediately.

Service Revenue

Service revenue is recognised once the service has been provided.

Notes to the Financial Statements
30 JUNE 2003

1 Summary of Significant Accounting Policies (continued)

(w) Borrowing Costs

Borrowing costs are recognised as expenses in the period in which they are incurred, except where they are included in the costs of qualifying assets. Borrowing costs include:

- interest and associated fees on bank overdrafts and short-term and long-term borrowings
- amortisation of discounts or premiums relating to borrowings
- finance lease charges
- amortisation of ancillary costs incurred in the issue of convertible notes.

(x) Financial Instruments Issued by the Company

Debt and Equity Instruments

Debt and equity instruments are classified as either liabilities or as equity in accordance with the substance of the contractual arrangement. Refer to note (s) for treatment of the convertible notes (compound instrument).

Transaction Costs on the Issue of Equity Instruments

Transaction costs arising on the issue of equity instruments are recognised directly in equity as a reduction of the proceeds of the equity instruments to which the costs relate. Transaction costs are the costs that are incurred directly in connection with the issue of those equity instruments and which would not have been incurred had those instruments not been issued.

(y) Goods and Services Tax

Revenues, expenses and assets are recognised net of the amount of goods and services tax (GST), except:

- where the amount of GST incurred is not recoverable from the taxation authority, it is recognised as part of the cost of acquisition of an asset or as part of an item of expense; or
- for receivables and payables which are recognised inclusive of GST.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables respectively.

Cash flows are included in the statement of cash flows on a gross basis. The GST component of cash flows arising from investing and financing activities which is recoverable from, or payable to, the taxation authority is classified as operating cash flows.

(z) Provisions

Provisions are recognised when the consolidated entity has a present obligation, the future sacrifice of economic benefits is probable, and the amount of the provision can be measured reliably.

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognised as an asset if it is probable that recovery will be received and the amount of the receivable can be measured reliably.

The amount recognised as a provision is the best estimate of the consideration required to settle the present obligation at the reporting date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows.

Service Warranties

Provision is made for the estimated liability on all products still under warranty at balance date. Amounts provided for are classified as current liabilities. The estimate is based on the consolidated entity's warranty costs experience over previous years.

Onerous Contracts

An onerous contract is considered to exist where the consolidated entity has a contract under which the unavoidable cost of meeting the contractual obligations exceeds the economic benefits to be received. Present obligations arising under onerous contracts are recognised as a provision to the extent that the present obligation exceeds unrecognised assets.

(aa) Project Contract Costs

Project contract costs include direct materials, project management, engineering labour and direct and indirect overheads incurred on contracts of significant value and duration. These costs are written off over the life of the contract.

(ab) Changes in Accounting Policies

In accordance with Accounting Standard AASB 1028 "Employee Benefits", on 1 July 2002, the consolidated entity changed its policy for recognising provisions for annual leave. Under the new policy the amount of the provision is calculated using the remuneration rate expected to apply at the time of settlement, rather than the remuneration that applies at reporting date.

Notes to the Financial Statements
30 JUNE 2003

1 Summary of Significant Accounting Policies (continued)

There is no material effect of this change in accounting policy to opening retained profits in the consolidated entity and the Company.

In accordance with Accounting Standard AASB 1044 "Provisions, Contingent Liabilities and Contingent Assets", on 1 July 2002, the consolidated entity changed its policy for providing for dividends. Under the new policy a provision for dividend is recognised when the Directors have declared, determined or publicly recommend the dividend. There is no material effect of this change in accounting policy to opening retained profits for the consolidated entity and the Company.

In addition, on 1 July 2002, the consolidated entity has, as a result of the adoption of AASB 1044, changed its accounting policy for recognising a provision in respect of warranty obligations. The provision for warranty is, under the new policy, calculated by discounting the expected future cash flows to their net present value. There is no material effect of this change in accounting policy to opening retained profits in the consolidated entity and the Company.

(ac) Restatement of Comparative Information

Comparative information has been reclassified to ensure comparability with the current reporting period.

In the current financial year, project contract costs have been reclassified from inventories to other assets. This has resulted in a reclassification of the 2002 financial year disclosure from current inventories to other current assets of $9,409,000 (parent entity: nil) and from non-current inventories of $58,068,000 (parent entity $30,044,000) to other non-current assets of $27,776,000 (parent entity: nil) and to intangible assets of $30,292,000 (parent entity: $30,044,000).

In the current financial year, software development costs capitalised have been reclassified from property, plant and equipment to intangibles. This has resulted in a reclassification of the 2002 financial year disclosure from property, plant and equipment to intangibles of $65,286,000 (parent entity: nil).

In the current financial year, GST credits have been netted off with GST debits to disclose net GST receivables. This has resulted in reclassification of the 2002 financial year disclosure from payables to other current assets of $5,878,000 (parent entity: nil).

Included in non-current other financial assets in 2002 was a receivable of $2,786,000 (parent entity: nil). Accordingly, this amount has been reclassified from non-current other financial assets to non-current receivables.

The complete set of reclassifications is summarised in the following table:

	Consolidated 2002 $000	Parent Entity 2002 $000
Increase (decrease) in assets:		
Current assets – inventories	(9,409)	–
Current assets – other	3,531	–
Non-current assets – receivables	2,786	–
Non-current assets – inventories	(58,068)	(30,044)
Non-current assets – other financial assets	(2,786)	–
Non-current assets – property, plant and equipment	(65,286)	–
Non-current assets – intangible assets	95,578	30,044
Non-current assets – other	27,776	–
Decrease in liabilities:		
Current liabilities – payables	5,878	–
	–	–

Notes to the Financial Statements
30 JUNE 2003

2 Segment Information

Business Segments

The consolidated entity is organised on a global basis into the following business segments:

Projects, Supply and Installation

The supply and installation of automated fare collection (AFC) systems throughout the world.

Operation and Maintenance

The operation and maintenance segment of the business represents the source of long-term recurring revenue for the consolidated entity derived primarily from the outsourced operation and/or long-term maintenance of AFC systems once installed.

Corporate and Financing

This segment of the business provides the technology, financing, business development and administrative support to the two operational segments outlined above.

Geographical Segments

The consolidated entity's business segments operate in the following three main geographical areas:

* Asia–Pacific – comprises operations in Australia, Hong Kong, Malaysia and Singapore. Australia is the home country of the parent entity and provides all of the consolidated entity's Corporate support
* Europe, the Middle East and Africa – comprises operations in Belgium, France, Germany, Italy, Sweden and the United Kingdom
* North America – comprises operations in Canada and the United States.

	Projects, Supply and Installation $000	Operation and Maintenance $000	Corporate and Financing $000	Intersegment Eliminations $000	Consolidated $000
Primary Reporting – Business Segments 2003					
Sales to customers outside the consolidated entity	87,404	118,221	–	–	205,625
Intersegment sales	–	–	–	–	–
Share of net loss of associates	–	(2,950)	–	–	(2,950)
Other revenue	1,633	100,058	19,365	–	121,056
Unallocated revenue					950
Total segment revenue	89,037	215,329	19,365	–	324,681
Segment result before individually significant items	(6,200)	(14,626)	(45,968)	–	(66,794)
Borrowing costs	–	–	(21,159)	–	(21,159)
Individually significant items	(22,665)	(84,506)	(7,033)	–	(114,204)
Unallocated revenue					950
Segment result	(28,865)	(99,132)	(74,160)	–	(201,207)
Unallocated expenses					–
Loss from ordinary activities before income tax					(201,207)
Income tax expense					(347)
Loss from ordinary activities after income tax					(201,554)
Segment assets	100,309	171,102	138,091	–	409,502
Unallocated assets					–
Total assets	100,309	171,102	138,091	–	409,502

Notes to the Financial Statements
30 JUNE 2003

2 Segment Information (continued)

	Projects, Supply and Installation $000	Operation and Maintenance $000	Corporate and Financing $000	Intersegment Eliminations $000	Consolidated $000
Segment liabilities	41,154	144,412	24,252	–	209,818
Unallocated liabilities					969
Total liabilities	41,154	144,412	24,252	–	210,787
Investments in associates	–	2,405	–	–	2,405
Acquisitions of property, plant and equipment; intangibles and other non-current segment assets	1,678	10,663	634	–	12,975
Depreciation and amortisation expense	2,004	23,840	12,740	–	38,584
Other non-cash expenses	22,665	34,421	6,470	–	63,556

	Projects, Supply and Installation $000	Operation and Maintenance $000	Corporate and Financing $000	Intersegment Eliminations $000	Consolidated $000
Primary Reporting – Business Segments 2002					
Sales to customers outside the consolidated entity	136,554	139,325	(4,061)	–	271,818
Intersegment sales	14,914	–	2,165	(17,079)	–
Share of net loss of associates	–	(3,488)	–	–	(3,488)
Other revenue	3,844	616	25,274	–	29,734
Unallocated revenue					–
Total segment revenue	155,312	136,453	23,378	(17,079)	298,064
Segment result before individually significant items	1,603	(37,031)	(22,385)	–	(57,813)
Borrowing costs	–	–	(29,703)	–	(29,703)
Individually significant items	(12,283)	(139,187)	(7,152)	–	(158,622)
Segment result	(10,680)	(176,218)	(59,240)	–	(246,138)
Unallocated expenses					–
Loss from ordinary activities before income tax					(246,138)
Income tax expense					(3,661)
Loss from ordinary activities after income tax					(249,799)
Segment assets	174,789	368,327	127,020	–	670,136
Unallocated assets					–
Total assets	174,789	368,327	127,020	–	670,136
Segment liabilities	56,302	66,305	394,979	–	517,586
Unallocated liabilities					803
Total liabilities	56,302	66,305	394,979	–	518,389
Investments in associates	–	5,355	–	–	5,355
Acquisitions of property, plant and equipment; intangibles and other non-current segment assets	29,529	36,515	173,689	–	239,733
Depreciation and amortisation expense	4,216	51,684	20,229	–	76,129
Other non-cash expenses	21,832	24,915	–	–	46,747

Notes to the Financial Statements
30 JUNE 2003

2 Segment Information (continued)

	Asia–Pacific $000	Europe, Middle East and Africa $000	North America $000	Consolidated $000
Secondary Reporting – Geographical Segments 2003				
Sales to customers outside the consolidated entity	84,847	98,237	22,541	205,625
Segment assets	276,332	119,859	13,311	409,502
Acquisitions of property, plant and equipment; intangibles and other non-current segment assets	1,117	11,745	113	12,975
Secondary Reporting – Geographical Segments 2002				
Sales to customers outside the consolidated entity	144,870	103,904	23,044	271,818
Segment assets	490,747	167,441	11,948	670,136
Acquisitions of property, plant and equipment; intangibles and other non-current segment assets	214,123	14,328	11,282	239,733

Notes to and Forming Part of the Segment Information

Intersegment Transfers

Segment revenues, expenses and results include transfers between segments. Such transfers are priced on a cost plus mark-up basis and are eliminated on consolidation.

	Consolidated 2003 $000	Consolidated 2002 $000	Parent Entity 2003 $000	Parent Entity 2002 $000
3 Revenue and Expenses from Ordinary Activities				
Revenue from Operating Activities				
Sales revenue	205,625	271,818	35,818	14,914
Revenue from Outside the Operating Activities				
Other revenue:				
Interest received/receivable	950	3,303	1,166	2,405
Dividends	–	794	–	–
Proceeds from sale of current investments	15,866	–	–	–
Proceeds from sale of property, plant and equipment	2,379	795	1,409	–
Proceeds from sale of non-current investments	5,259	22,604	–	–
Proceeds from sale of investment in former controlled entity	94,598	–	–	–
Proceeds from sale of business assets	8	2	–	–
Management fees from controlled entities	–	–	–	443
Net foreign exchange gain	–	–	–	127
Other income	2,946	2,236	126	11
Total other revenue	122,006	29,734	2,701	2,986
Total revenue from ordinary activities	327,631	301,552	38,519	17,900
Sales revenue includes construction contract revenue of	60,403	73,336	–	14,914

Notes to the Financial Statements
30 JUNE 2003

	Consolidated		Parent Entity	
	2003 $000	2002 $000	2003 $000	2002 $000
3 Revenue and Expenses from Ordinary Activities (continued)				
Expenses from Ordinary Activities				
Cost of sales:				
Changes in inventories of raw materials, finished goods and work in progress	(9,848)	(11,453)	–	–
Raw materials and consumables used	95,054	171,856	25,871	14,168
Changes in project costs	9,811	5,235	727	–
Total cost of sales	95,017	165,638	26,598	14,168
Employee benefits expense	58,033	53,983	5,419	498
Other labour and consulting costs	25,684	43,865	10,133	1,025
Depreciation	13,335	19,686	8,117	31
Amortisation	25,249	56,443	3,815	4,291
Rental expense relating to operating leases	25,125	24,312	412	7
Travel expenses	4,741	9,631	50	4
Legal fees	3,098	3,515	589	–
Communication costs	2,551	4,579	714	21
Cost of sale of investment	15,878	22,678	–	11,797
Cost of sale of investment in former controlled entity	150,992	–	–	–
Cost of sale of property, plant and equipment	1,643	1,411	1,494	–
Provision for deferred consideration	10,885	–	–	–
Write down to recoverable amount of:				
Investments	4,790	1,057	7,567	1,082
Investments accounted for using the equity method	–	58,876	6,137	21,406
Provision for doubtful debts	16,101	1,542	103,744	190,000
Intangibles	2,465	–	–	–
Other assets	15,587	–	–	–
Other ordinary expenses	33,555	47,283	6,770	2,044
Total expenses from ordinary activities	504,729	514,499	181,559	246,374
4 (Loss) Profit from Ordinary Activities				
(a) Gains and Expenses				
(Loss) profit from ordinary activities before income tax includes the following specific net gains and expenses:				
Gains				
Interest received/receivable:				
Other persons and/or corporations	950	3,303	518	2,405
Related entities	–	–	648	–
Total interest received/receivable	950	3,303	1,166	2,405
Profit on sale of assets:				
Investments	5,247	–	–	–
Plant and equipment	736	–	–	–
	5,983	–	–	–

Notes to the Financial Statements
30 JUNE 2003

	Consolidated		Parent Entity	
	2003 $000	2002 $000	2003 $000	2002 $000

4 (Loss) Profit from Ordinary Activities (continued)

Expenses

Cost of goods sold	**95,017**	165,638	**26,598**	14,168
Borrowing costs expensed:				
Interest paid/payable – other persons and/or corporations	**18,688**	24,264	**16,641**	22,637
Other charges	**1,566**	222	**1,544**	222
Amortisation	**–**	495	**–**	495
Accelerated amortisation	**–**	3,631	**–**	3,631
Interest on debt component of convertible notes	**870**	969	**870**	969
Finance charges relating to finance leases	**35**	122	**–**	–
Total borrowing costs	**21,159**	29,703	**19,055**	27,954
Loss on sale of non-current assets:				
Investment in former controlled entity	**56,394**	–	**–**	–
Investments	**–**	14,064	**–**	–
Property, plant and equipment	**–**	616	**85**	–
Total loss on sale of non-current assets	**56,394**	14,680	**85**	–
Depreciation:				
Buildings	**349**	387	**4**	31
Plant and equipment	**12,986**	19,299	**8,113**	–
Total depreciation	**13,335**	19,686	**8,117**	31
Other charges:				
Rental expense relating to operating leases	**25,125**	24,312	**412**	7
Other net foreign exchange losses	**2,409**	–	**934**	–
Total other charges	**27,534**	24,312	**1,346**	7
Amortisation:				
Leasehold improvements	**529**	633	**65**	–
Plant and equipment under finance leases	**106**	720	**–**	–
Software development costs	**7,296**	45,995	**–**	–
Goodwill on consolidation	**12,416**	2,857	**–**	–
Licences, rights and brand names	**591**	1,649	**–**	–
Other development costs	**3,994**	4,589	**3,750**	4,291
Other	**317**	–	**–**	–
Total amortisation	**25,249**	56,443	**3,815**	4,291
Other provisions:				
Doubtful debts				
Directors and Director-related entities	**3,238**	–	**3,238**	–
Controlled entities	**–**	–	**100,000**	190,000
Associated entities	**6,000**	–	**–**	–
Other persons and/or corporations	**6,863**	1,542	**506**	–
	16,101	1,542	**103,744**	190,000

Notes to the Financial Statements
30 JUNE 2003

	Consolidated		Parent Entity	
	2003 $000	2002 $000	2003 $000	2002 $000
4 (Loss) Profit from Ordinary Activities (continued)				
Inventory obsolescence	**1,654**	2,195	**1,594**	–
Service warranties (reversal of)	**1,423**	(523)	**–**	–
Employee entitlements	**3,676**	4,036	**111**	–
Total other provisions	**22,854**	7,250	**105,449**	190,000
(b) Individually Significant Items				
Gains				
Gain on sale of former associate	**5,000**	–	**–**	–
Technology licence fees	**–**	3,046	**–**	–
Losses				
Loss on sale of former controlled entity	**56,394**	–	**–**	–
Expenses				
Write down to recoverable amount of project contract costs	**15,587**	–	**–**	–
Provision for doubtful debts	**14,771**	–	**–**	–
Provision for deferred consideration	**10,885**	–	**–**	–
Restructure and advisory fees	**6,380**	–	**6,380**	–
Write down to recoverable amount of other financial assets	**4,790**	1,057	**–**	945
Provision for project losses and delays	**4,137**	10,170	**–**	–
Other	**6,260**	1,943	**–**	–
Write down to recoverable amount of investments accounted for using the equity method (unlisted companies)	**–**	58,876	**6,137**	21,406
Accelerated amortisation of software development costs and technology licence rights	**–**	37,971	**–**	–
Accelerated amortisation of project contract costs	**–**	33,912	**–**	–
Reversal of prior year profit, exchange movement and equity losses applicable to Prepayment Cards Limited	**–**	13,990	**–**	11,797
Provision for doubtful debt applicable to controlled entities	**–**	–	**100,000**	190,000
Write down to recoverable amount of investment in controlled entities	**–**	–	**7,567**	1,082
Write off of project receivable	**–**	3,750	**–**	–
Accelerated amortisation of borrowing costs	**–**	3,631	**–**	–

Notes to the Financial Statements
30 JUNE 2003

	Consolidated		Parent Entity	
	2003 $000	2002 $000	2003 $000	2002 $000

5 Income Tax

The income tax for the financial year differs from the amount calculated on the (loss) profit. The differences are reconciled as follows:

(Loss) from ordinary activities before income tax	**(201,207)**	(246,138)	**(208,720)**	(256,428)
Income tax calculated @ 30%	**(60,362)**	(73,841)	**(62,616)**	(76,928)
Tax effect of permanent differences:				
Amortisation of goodwill	**3,725**	857	–	–
Provision for diminution	–	17,980	–	7,199
Share of losses of associates	–	1,046	–	–
Prepayment Cards Limited profit reversal	–	4,197	–	4,197
Net capital gain	–	5,512	–	–
Rebateable dividend	–	(615)	–	–
Other items	**(5,750)**	3,631	**20,627**	(240)
Research and development allowance	**(561)**	(1,738)	–	–
Income tax adjusted for permanent differences	**(62,948)**	(42,971)	**(41,989)**	(65,772)
Tax losses not brought to account	**70,487**	51,124	**35,134**	63,786
Tax losses recouped/transferred	**(5,365)**	(4,549)	**6,855**	1,986
Overseas tax rate differential on taxable profit	**(1,827)**	(2,335)	–	–
Prior year over-provision	–	(1,507)	–	–
Reversal of deferred tax assets and liabilities	–	3,440	–	(3,509)
Change in income tax rates	–	459	–	–
Income tax expense (benefit) relating to ordinary activities	**347**	3,661	–	(3,509)
The Directors estimate that the potential future income tax benefit in respect of tax losses not brought to account is	**62,031**	69,566	**13,855**	–

This benefit for tax losses will only be obtained if:

(i) the consolidated entity derives future assessable income of a nature and of an amount sufficient to enable the benefit from the deductions for the losses to be realised; or

(ii) the losses are transferred to an eligible entity in the consolidated entity;

(iii) the consolidated entity continues to comply with the conditions for deductibility imposed by tax legislation; and

(iv) no changes in tax legislation adversely affect the consolidated entity in realising the benefit from the deductions for the losses.

Tax Consolidation Legislation

ERG Limited and its wholly owned Australian subsidiaries have decided to implement the tax consolidation legislation as of 1 July 2003. The Australian Taxation Office has not yet been notified of this decision. The entities also intend to enter into a tax sharing agreement, but details of this agreement are yet to be finalised.

As a consequence, ERG Limited, as the head entity in the tax consolidated group, will recognise current and deferred tax amounts relating to transactions, events and balances of the wholly owned Australian controlled entities in this group in future financial statements as if those transactions, events and balances were its own, in addition to the current and deferred tax balances arising in relation to its own transactions, events and balances. Amounts receivable or payable under the tax sharing agreement will be recognised separately by ERG Limited as tax-related amounts receivable or payable.

The financial effect of the implementation of the legislation has not been recognised in the financial statements for the year ended 30 June 2003.

Notes to the Financial Statements
30 JUNE 2003

	Consolidated		Parent Entity	
	2003 $000	2002 $000	2003 $000	2002 $000

6 Dividends

(a) No dividend has been paid or proposed in respect of the current or previous financial year	–	–	–	–
(b) Adjusted franking account balance (tax paid basis) (note 6(i))	1,161	1,161	–	–

(i) Due to the changes in Australian income tax legislation from 1 July 2002, franking accounts are maintained on a "tax paid" rather than an "after tax distributable profits" basis. The comparative franking account balance as at 30 June 2002 has been restated on the "tax paid basis" so as to be comparable with the disclosure as at 30 June 2003.

Franking Credits Available for Subsequent Financial Years

The above amounts represent the balance of the franking account as at the end of the financial year, adjusted for:

- franking credits that will arise from the payment of the current tax liability
- franking debits that will arise from the payment of dividends recognised as a liability at the reporting date
- franking credits that will arise from the receipt of dividends recognised as receivables at the reporting date
- franking credits that may be prevented from being distributed in subsequent financial years.

The consolidated amounts include franking credits that would be available to the parent entity if distributable profits of controlled entities were paid as dividends.

7 Research and Development Costs

Research and development costs written off	16,956	10,594	–	–
Research and development costs capitalised	–	12,583	–	–
Amortisation of capitalised software development costs	7,296	45,995	–	–

The research and development costs as capitalised at balance date, together with the net carrying value thereof, are disclosed as capitalised software development costs in note 17.

8 Current Assets – Cash Assets

Cash at bank and on hand	12,202	19,019	3,412	15
Deposits at call	10,671	19,382	9,063	–
Total current assets – cash assets	22,873	38,401	12,475	15

The above figures are reconciled to cash at the end of the financial year as shown in the statement of cash flows as follows:				
Balance as above	22,873	38,401	12,475	15
Less: Unsecured bank borrowings – other (note 20)	–	(9,417)	–	–
Balances per statement of cash flows	22,873	28,984	12,475	15

Cash at bank balances are bearing floating interest rates between 0.00% and 4.50% (2002: 0.00% and 4.50%) and deposits at call are bearing floating interest rates between 0.00% and 4.75% (2002: 0.00% and 4.70%).

9 Current Assets – Receivables

Trade debtors	83,738	122,347	5,775	–
Less: Provision for doubtful debts	(4,400)	(4,723)	(303)	–
	79,338	117,624	5,472	–
Debtor retentions	185	646	–	–
	79,523	118,270	5,472	–

Notes to the Financial Statements
30 JUNE 2003

	Consolidated		Parent Entity	
	2003 $000	2002 $000	2003 $000	2002 $000
9 Current Assets – Receivables (continued)				
Amounts due under the ERG Limited Employee Share Incentive Scheme:				
Loans due by employees	–	40	–	40
	–	40	–	40
Receivables from equity associates *	**2,000**	6,340	**2,000**	6,340
Total current assets – receivables	**81,523**	124,650	**7,472**	6,380

* Refer to note 13 for the non-current portion of these receivables.

Further information relating to receivables from equity associates is set out in note 38.

	Consolidated		Parent Entity	
10 Current Assets – Inventories				
Raw materials and stores:				
At cost	**112**	879	–	–
At net realisable value	**6,062**	5,293	**1,261**	–
Work in progress – at cost	**1,421**	3,699	**33**	–
Finished goods:				
At cost	**3,969**	16,814	–	–
At net realisable value	**13,489**	8,217	**381**	–
Total current assets – inventories	**25,053**	34,902	**1,675**	–

	Consolidated		Parent Entity	
11 Current Assets – Other Financial Assets				
Investments Traded on Organised Markets				
Shares in other corporations – at cost	–	15,793	–	–
Total current assets – other financial assets	–	15,793	–	–

Shares in other corporations were sold during the year. The market value of these shares in the previous financial year was $15,844,326.

	Consolidated		Parent Entity	
12 Current Assets – Other				
Prepayments	**6,750**	9,128	**262**	14
Project contract costs	**4,748**	9,409	–	–
Other	**1,207**	2,929	**743**	–
Total current assets – other	**12,705**	21,466	**1,005**	14

Other primarily relates to GST receivable and interest receivable.

	Consolidated		Parent Entity	
13 Non-Current Assets – Receivables				
Loans to controlled entities	–	–	**408,518**	579,423
Provision for doubtful debts	–	–	**(309,775)**	(209,775)
	–	–	**98,743**	369,648
Receivables from equity associates *	**40,358**	40,780	**13,375**	17,756
Less: Provision for doubtful debts	**(6,000)**	–	–	–
	34,358	40,780	**13,375**	17,756

Notes to the Financial Statements.
30 JUNE 2003

	Consolidated		Parent Entity	
	2003 $000	2002 $000	2003 $000	2002 $000
13 Non-Current Assets – Receivables (continued)				
Debtor retentions	**17,533**	19,048	–	–
Bonds receivable	**31,335**	–	**16,722**	–
Deferred consideration – on disposal of Proton World International SA	**7,116**	–	–	–
	55,984	19,048	**16,722**	–
Other receivables	**2,815**	3,272	–	–
Less: Provision for doubtful debts	**(2,786)**	–	–	–
	29	3,272	–	–
Amounts due under the ERG Limited Employee Share Incentive Scheme:				
Loans due by employees	**688**	1,295	**688**	1,295
Loans due by Executive Director	**3,238**	3,238	**3,238**	3,238
Less: Provision for non-recovery	**(3,926)**	–	**(3,926)**	–
	–	4,533	**–**	4,533
Total non-current assets – receivables	**90,371**	67,633	**128,840**	391,937

* Refer to note 9 for the current portion of these receivables.

Further information relating to receivables from equity associates is set out in note 38.

Bonds receivable relate to performance bonds collateralised by cash which is not available for use until certain contractual conditions are fulfilled.

ERG Limited Employee Share Incentive Scheme

Amounts due under the ERG Limited Employee Share Incentive Scheme (Scheme) represent loans provided to employees and Executive Directors to purchase shares under the terms and conditions associated with the Scheme. The market value of these shares at 30 June 2003 was $719,608 (2002: $2,698,530). Amounts recorded as current receivables are set out in note 9 and represent shares available to participants in the Scheme after the completion of a two-year qualifying period and where the issue price is below the current market value. Amounts recorded as non-current receivables are set out above. In accordance with the terms of the Scheme the employee is required to repay the loan to ERG when the shares are made available to them. As the subscription prices are considerably higher than the current market prices of these shares, it is unlikely that employees will take up the shares and in turn repay the loan to ERG. For this reason the receivable has been fully provided for. It is expected that when the shares are cancelled the provision will be reversed and a corresponding reduction in share capital will be recognised. Further information relating to the Scheme and the loans to Executive Directors under the Scheme is set out in notes 37 and 38.

14 Non-Current Assets – Investments Accounted for Using the Equity Method

Investments in associates (note 41)	**2,405**	5,355	–	–

Investments in Associates

Investments in associates are accounted for in the consolidated financial statements using the equity method of accounting and are carried at recoverable amount by the parent entity (refer to note 15).

During the previous financial year, the investment in Prepayment Cards Limited was written down to the assessed recoverable amount of $5,355,186 in the consolidated entity.

The investment in ECard Pty Limited was sold during the current financial year. In the previous financial year this investment was written down to a nil recoverable amount in the consolidated entity.

The above investments in associates represent interests in associated entities which are involved in the development and commercialisation of the consolidated entity's smart card and electronic ticketing solutions.

Further details regarding the investments in associates are included in note 41.

Notes to the Financial Statements
30 JUNE 2003

	Consolidated		Parent Entity	
	2003 $000	2002 $000	2003 $000	2002 $000

15 Non-Current Assets – Other Financial Assets

Investments Traded on Organised Markets

Shares in other corporations – at recoverable amount	**724**	843	**677**	598

Other (Non-Traded) Investments

Shares in controlled entities and a trust – at recoverable amount	–	–	**5,204**	12,771
Investments in associates – at recoverable amount	–	–	**2,405**	8,542
Shares in other corporations – at recoverable amount	–	4,711	–	–
Total of other (non-traded) investments	–	4,711	**7,609**	21,313
Total non-current assets – other financial assets	**724**	5,554	**8,286**	21,911

Traded Shares in Other Corporations

The market value at balance date of the shares traded on organised markets was $723,733 (2002: $813,135).

Non-Traded Shares in Other Corporations

Investments in other corporations represents interests in card.etc AG. At 30 June 2003, ERG held 19.997% (2002: 19.997%) of the share capital of card.etc AG. The company is involved in the development and marketing of smart card technology and provides strategic alliances for the commercialisation of the consolidated entity's own smart card and electronic ticketing solutions. This investment has been written down to the assessed recoverable amount of nil, previously having been recorded at cost value of $4,711,374 at 30 June 2002.

Investments in Associates

During the financial year, the investment in AFC Equipment Co Pty Ltd has been written down to the assessed recoverable amount of nil.

During the previous financial year, the investment in Prepayment Cards Pty Limited was written down to the assessed recoverable amount of $6,542,412.

Further details regarding the investments in associates are included in note 41.

16 Non-Current Assets – Property, Plant and Equipment

Land and Buildings (note 16(i))

Freehold land – at cost	**1,764**	2,277	–	450
Buildings:				
At cost	**10,477**	11,625	–	695
Less: Accumulated depreciation	**(2,893)**	(3,011)	–	(216)
	7,584	8,614	–	479
Leasehold improvements:				
At cost	**4,606**	5,026	**432**	–
Less: Accumulated amortisation	**(2,852)**	(2,862)	**(74)**	–
	1,754	2,164	**358**	–
Total land and buildings	**11,102**	13,055	**358**	929

Notes to the Financial Statements
30 JUNE 2003

	Consolidated		Parent Entity	
	2003 $000	2002 $000	2003 $000	2002 $000

16 Non-Current Assets – Property, Plant and Equipment (continued)

Plant and Equipment

Plant and equipment:

At cost	**116,394**	119,567	**72,646**	–
Less: Accumulated depreciation	**(57,270)**	(48,120)	**(19,338)**	–
	59,124	71,447	**53,308**	–

Plant and equipment under finance lease:

At cost	**–**	2,696	**–**	–
Less: Accumulated amortisation	**–**	(2,357)	**–**	–
	–	339	**–**	–
Total plant and equipment	**59,124**	71,786	**53,308**	–
Total non-current assets – property, plant and equipment	**70,226**	84,841	**53,666**	929

(i) **Land and Buildings Valuations**

During the year, freehold land and a building at Balcatta, Western Australia were disposed of. The remaining freehold land and buildings at Balcatta, Western Australia have been independently valued at $11,950,000 on an existing-use basis. The valuations were performed on 12 November 1998 by Mr B Lamers AAPI and by the Directors in September 2002. The valuations are estimates of the amounts for which assets could be exchanged between a knowledgeable willing buyer and a knowledgeable willing seller in an arm's length transaction at the valuation date. The Directors have reviewed this 1998 valuation in the context of reports on current market conditions and are satisfied the valuation remains a fair estimate of the exchange value of the property.

The current valuation of freehold land and buildings is greater than the carrying value of the underlying assets of $9,911,873 (2002: $11,343,759). Revaluation increments above cost are not taken into account in these financial statements.

(ii) **Reconciliations**

Reconciliations of the carrying amounts of each class of property, plant and equipment at the beginning and end of the current and previous financial years are set out below:

	Freehold Land $000	Buildings $000	Leasehold Improvements $000	Plant & Equipment $000	Project Assets Under Construction $000	Leased Plant & Equipment $000	Total $000
Consolidated – 2003							
Carrying amount at start of year	2,277	8,614	2,164	71,447	–	339	84,841
Additions	–	–	278	3,341	–	–	3,619
Disposals	(511)	(564)	(75)	(331)	–	–	(1,481)
Disposals through sale of entity	–	–	–	(359)	–	–	(359)
Transfers to (from) classes of assets	–	(183)	(39)	461	–	(239)	–
Write off of assets	–	–	–	(49)	–	–	(49)
Depreciation/amortisation expense (note 4(a))	–	(349)	(529)	(12,986)	–	(106)	(13,970)
Foreign currency exchange differences	(2)	66	(45)	(2,400)	–	6	(2,375)
Carrying amount at end of year	1,764	7,584	1,754	59,124	–	–	70,226

Notes to the Financial Statements
30 JUNE 2003

16 Non-Current Assets – Property, Plant and Equipment (continued)

	Freehold Land $000	Buildings $000	Leasehold Improvements $000	Plant & Equipment $000	Project Assets Under Construction $000	Leased Plant & Equipment $000	Total $000
Consolidated – 2002							
Carrying amount at start of year	2,274	8,729	1,873	15,036	68,710	1,133	97,755
Additions	–	90	955	6,922	–	–	7,967
Disposals	–	–	(1)	(293)	–	–	(294)
Additions through acquisition of entity	–	119	–	842	–	–	961
Transfers to (from) classes of assets	–	–	–	68,784	(68,710)	(74)	–
Write off of assets	–	(7)	–	–	–	–	(7)
Depreciation/amortisation expense (note 4(a))	–	(387)	(633)	(19,299)	–	(720)	(21,039)
Foreign currency exchange differences	3	70	(30)	(545)	–	–	(502)
Carrying amount at end of year	2,277	8,614	2,164	71,447	–	339	84,841

	Freehold Land $000	Buildings $000	Leasehold Improvements $000	Plant & Equipment $000	Total $000
Parent – 2003					
Carrying amount at start of year	450	479	–	–	929
Inclusion of ERG Limited (Italian Branch) at 1 July 2002	–	–	414	61,746	62,160
Additions	–	–	17	1,559	1,576
Disposals	(450)	(475)	–	(291)	(1,216)
Transfers from other controlled entities	–	–	–	176	176
Write off of assets	–	–	–	(33)	(33)
Depreciation/amortisation expense (note 4(a))	–	(4)	(65)	(8,113)	(8,182)
Foreign currency exchange differences	–	–	(8)	(1,736)	(1,744)
Carrying amount at end of year	–	–	358	53,308	53,666
Parent – 2002					
Carrying amount at start of year	450	510	–	–	960
Depreciation/amortisation expense (note 4(a))	–	(31)	–	–	(31)
Carrying amount at end of year	450	479	–	–	929

Notes to the Financial Statements
30 JUNE 2003

	Consolidated		Parent Entity	
	2003 $000	2002 $000	2003 $000	2002 $000
17 Non-Current Assets – Intangible Assets				
Goodwill:				
At cost	–	150,377	–	–
Less: Accumulated amortisation	–	(2,857)	–	–
	–	147,520	–	–
Licences, rights and brand names:				
At cost	**36,395**	30,887	–	–
Less: Accumulated amortisation	**(28,445)**	(30,742)	–	–
	7,950	145	–	–
Software development costs:				
At cost	**126,596**	129,097	**35,238**	35,238
Less: Accumulated amortisation	**(44,620)**	(33,519)	**(8,944)**	(5,194)
	81,976	95,578	**26,294**	30,044
Total non-current assets – intangible assets	**89,926**	243,243	**26,294**	30,044

Effective 15 March 2002, the consolidated entity acquired the remaining 90% of the shares of Proton World International SA (PWI) that it did not previously own. PWI became a 100% owned controlled entity and the goodwill on acquisition of $150,377,624 was recorded in the consolidated financial statements of ERG. The consolidated entity disposed of its shareholding in PWI on 24 April 2003. Refer to note 39.

	Consolidated		Parent Entity	
18 Non-Current Assets – Other				
Project contract costs – at recoverable amount	**13,118**	27,776	–	–
Other	**578**	522	–	–
Total non-current assets – other	**13,696**	28,298	–	–
19 Current Liabilities – Payables				
Trade creditors	**32,502**	38,249	**5,706**	–
Payables to equity associates	–	3,716	–	–
Other creditors and accruals	**27,344**	51,259	**6,353**	6,239
Total current liabilities – payables	**59,846**	93,224	**12,059**	6,239

Further information relating to payables to equity associates is set out in note 38.

Notes to the Financial Statements

30 JUNE 2003

	Consolidated		Parent Entity	
	2003 $000	2002 $000	2003 $000	2002 $000
20 Current Liabilities – Interest-Bearing Liabilities				
Secured				
Lease liabilities (note 36)	–	817	–	–
Commercial bills (note 25)	–	20,000	–	20,000
Other loans (note 20(i))	32,210	–	–	–
	32,210	20,817	–	20,000

Details of the security relating to each of these liabilities are set out in note 25.

Unsecured				
Bank borrowings – other (note 8)	–	9,417	–	–
Convertible notes (note 25)	–	22,818	–	22,818
Other loans (note 20(i))	2	25,165	–	–
	2	57,400	–	22,818
Total current liabilities – interest-bearing liabilities	32,212	78,217	–	42,818

Borrowings are bearing floating interest rates as follows:

Commercial bills – nil (2002: between 5.34% and 5.54%)

Bank borrowings – nil (2002: between 2.16% and 6.21%)

Other loans – between 2.33% and 3.80% (2002: between 2.33% and 3.80%)

(i) Other secured loans in the current year were the deferred consideration amounts payable to the original vendors of Proton World International SA. In the prior year, these loans were unsecured interest-bearing liabilities and had both a current and non-current element.

21 Current Liabilities – Tax Liabilities				
Income tax	969	803	–	–
Total current liabilities – tax liabilities	969	803	–	–

22 Current Liabilities – Provisions				
Provision for dividend	796	813	796	813
Employee entitlements (note 37)	4,114	5,487	206	–
Service warranties	2,766	2,177	–	–
Project losses	4,137	–	–	–
Sundry provisions	208	3,493	704	–
Total current liabilities – provisions	12,021	11,970	1,706	813

Notes to the Financial Statements
30 JUNE 2003

22 Current Liabilities – Provisions (continued)

Represented by	Dividends $000	Service Warranties $000	Project Losses $000	Sundry Provisions $000	Total $000
Consolidated 2003					
Carrying amount at start of year	813	2,177	–	3,493	6,483
Additional provisions recognised	–	882	4,137	208	5,227
Reductions arising from payments/other sacrifices of future economic benefits	(17)	(293)	–	(296)	(606)
Reductions resulting from the re-measurement of the estimated future sacrifice	–	–	–	(3,197)	(3,197)
Carrying amount at end of year	796	2,766	4,137	208	7,907

Represented by	Dividends $000	Service Warranties $000	Project Losses $000	Sundry Provisions $000	Total $000
Parent Entity 2003					
Carrying amount at start of year	813	–	–	–	813
Additional provisions recognised	–	–	704	–	704
Reductions arising from payments/other sacrifices of future economic benefits	(17)	–	–	–	(17)
Reductions resulting from the re-measurement of the estimated future sacrifice	–	–	–	–	–
Carrying amount at end of year	796	–	704	–	1,500

Provision for dividend represents the aggregate amount of dividends declared which remain undistributed as at the reporting date, regardless of the extent to which they are expected to be paid in cash.

Provision for service warranties represents the Directors' best estimate of the future sacrifice of economic benefits that will be required under the consolidated entity's warranty program. The estimate has been made on the basis of historical warranty trends.

Provision for project losses represents the excess of total forecast cost over total forecast revenue of a project where it is probable that a loss will arise.

	Consolidated		Parent Entity	
	2003 $000	2002 $000	2003 $000	2002 $000
23 Current Liabilities – Other				
Progress payments in advance	22,062	9,347	2,805	–
Amounts due on acquisition of outside equity interests	7	7	–	–
Other loans	–	5,637	–	4,337
Total current liabilities – other	22,069	14,991	2,805	4,337

Included in other loans in 2002 is an amount of $1,300,000 secured by a first registered mortgage over land. This relates to a loan in respect of the land at Balcatta, Western Australia, payable to the Western Australian Department of Industry and Technology.

Also included in other loans in 2002 is an amount of $4,337,036 which relates to the deferred settlement in respect of the shares purchased in Prepayment Cards Limited. This loan has been repaid during the current year.

Notes to the Financial Statements
30 JUNE 2003

	Consolidated		Parent Entity	
	2003 $000	2002 $000	2003 $000	2002 $000
24 Non-Current Liabilities – Payables				
Sundry creditors	42	–	42	–
Total non-current liabilities – payables	42	–	42	–
25 Non-Current Liabilities – Interest-Bearing Liabilities				
Secured				
Other loans – Director-related entities (note 38)	25,435	–	25,435	–
Lease liabilities (note 36)	–	123	–	–
	25,435	123	25,435	–
Unsecured				
Convertible notes *	–	247,218	–	247,218
Bank borrowings	–	7,011	–	–
Other loans * (note 25(i))	–	14,529	–	–
	–	268,758	–	247,218
Total non-current liabilities – interest-bearing liabilities	25,435	268,881	25,435	247,218

* Refer to note 20 for the current portion of these interest-bearing liabilities.

(i) Other unsecured loans in the previous year relate to deferred consideration amounts payable to the original vendors of Proton World International SA. These loans are now current secured interest-bearing liabilities – other loans (refer to note 20).

Bank Borrowings
Bank borrowings bear an interest rate of nil (2002: 6.00%).

Commercial Bills
Commercial bills bear an interest rate of nil (2002: between 5.34% and 5.54%).

Other Loans
Other loans bear interest rates of between 2.33% and 10.00% (2002: between 2.33% and 3.80%).

Convertible Notes
The parent entity issued 18,178,989 five-year 8% convertible notes at $1.65 per note on 16 October 1997 with a maturity date of 15 October 2002. During the term of these notes, 7,350,000 notes were converted into ordinary shares (refer to note 28(g)). In December 2002, 5,828,989 notes were paid out, while the balance of 5,000,000 notes, including accumulated interest, were repaid during the current year.

The parent entity also issued 18,518,519 five-year and seven-month 7.5% convertible notes at $13.50 per note on 28 February 2000. On 28 March 2003 and 30 April 2003, the noteholders and shareholders respectively approved the conversion of these notes into ordinary shares. The recapitalisation of the listed convertible notes into ordinary shares was completed in June 2003 (refer to note 28(l)).

Notes to the Financial Statements.
30 JUNE 2003

	Consolidated		Parent Entity	
	2003 $000	2002 $000	2003 $000	2002 $000

25 Non-Current Liabilities – Interest-Bearing Liabilities (continued)

The convertible notes are presented in the financial statements as follows:

Face value of notes issued	–	272,818	–	272,818
Other equity securities – value of conversion rights (note 28(d))	–	(5,069)	–	(5,069)
	–	267,749	–	267,749
Accrued interest on valuation of conversion rights	–	2,287	–	2,287
Total convertible note liability	–	270,036	–	270,036
Current liability (note 20)	–	22,818	–	22,818
Non-current liability	–	247,218	–	247,218
Total convertible note liability	–	270,036	–	270,036

Security for Borrowings

The commercial bills, bank overdraft, other loans and other bank facilities are part of a multi-option facility, which includes letters of credit, guarantees and forward currency hedging. This facility is secured by:

- a first registered fixed and floating charge over the assets and undertakings of ERG Limited, ERG Management Services Ltd, ERG Transit Systems Ltd, ERG Telecommunications Pty Ltd, ERG R&D Pty Ltd, ERG Holdings Ltd, ERG IP Pty Ltd, ERG Property Pty Ltd in its own right and as trustee for The Energy Research Group Unit Trust, ERG Card Systems Ltd and ERG Card Systems (Aust) Ltd

- a cross-guarantee and indemnity given by ERG Limited, ERG Management Services Ltd, ERG Transit Systems Ltd, ERG Telecommunications Pty Ltd, ERG R&D Pty Ltd, ERG Holdings Ltd, ERG IP Pty Ltd, ERG Property Pty Ltd in its own right and as trustee for The Energy Research Group Unit Trust, ERG Card Systems Ltd and ERG Card Systems (Aust) Ltd

- a share mortgage given by ERG Holdings Ltd and ERG Transit Systems Ltd over their respective shares in ERG Transit Systems (Eur) NV

- real property mortgages given by ERG Property Pty Ltd and ERG Limited.

Lease liabilities are secured by various financiers over the assets leased.

Assets Pledged as Security

The carrying amounts of non-current assets pledged as security are:

First Mortgage
Freehold land and buildings	9,218	10,440	–	930

Finance Lease
Plant and equipment under finance lease	–	339	–	–

Floating Charge
Receivables	63,050	48,583	30,097	22,289
Investments accounted for using the equity method	2,405	5,355	2,405	8,542
Other financial assets	677	5,309	677	598
Intangibles	81,819	65,286	–	–
Plant and equipment	3,301	3,997	14	–
Total non-current assets pledged as security	160,470	139,309	33,193	32,359

Notes to the Financial Statements
30 JUNE 2003

	Consolidated		Parent Entity	
	2003 $000	2002 $000	2003 $000	2002 $000

25 Non-Current Liabilities – Interest-Bearing Liabilities (continued)

The following current assets are also pledged as security under the floating charge:

Cash assets	9,699	33,921	9,493	15
Receivables	9,680	21,949	2,002	6,380
Inventories	2,437	18,729	–	–
Other financial assets	–	15,793	–	–
Other current assets	2,686	4,309	172	15
Total current assets pledged as security	24,502	94,701	11,667	6,410
Total assets pledged as security	184,972	234,010	44,860	38,769

26 Non-Current Liabilities – Provisions

Employee entitlements (note 37)	359	465	–	–
Total non-current liabilities – provisions	359	465	–	–

27 Non-Current Liabilities – Other

Deferred consideration	48,906	38,022	–	–
Progress payments in advance	1,004	1,186	–	–
Other loans	1,300	–	–	–
Other	6,624	10,630	–	–
Total non-current liabilities – other	57,834	49,838	–	–

The liability for deferred consideration relates to additional consideration payable by the consolidated entity in relation to the acquisition of shares in Proton World International SA (PWI). Under the acquisition agreements with three of the PWI vendors, they each received 14,841,655 ERG shares which cannot be sold or otherwise disposed of prior to 16 March 2005 without the prior written consent of ERG ("Restricted Shares"). The additional consideration is payable should those vendors sell their Restricted Shares in the 90-day period following 16 March 2005 for an average price per share less than a guaranteed minimum price. The amount of additional consideration payable will be calculated as the difference between that sale price of those shares and the guaranteed minimum price. The additional consideration is payable by the consolidated entity in cash within 30 days of the completion of any such sale of the Restricted Shares.

Based on the Company's share price at balance date, it is probable that the consolidated entity will be required to pay additional cash consideration to those vendors for the sale of their PWI shares. The liability recognised in respect of this additional consideration has been calculated based on the net present value of the difference between the Company's share price at balance date and the guaranteed minimum price for each Restricted Share. In calculating the net present value the Company has adopted a risk-free discount rate of 5.045% per annum.

There is $1,300,000 (2002: nil) included in other non-current liabilities due in respect of the land at Balcatta, Western Australia, payable to the Western Australian Department of Industry and Technology. The amount is secured by a first registered mortgage.

Included in other non-current liabilities is an amount of $6,623,864 (2002: $8,093,816) due to shareholders of OneLink Transit Systems Pty Ltd (OLT). The amount relates to settlements receivable from a recognised scope creep claim.

Also included in other non-current liabilities in 2002, is an amount of $2,535,818 which was set aside to cover the unfunded liability in the PWI defined benefit pension fund. On 24 April 2003, ERG Card Systems Ltd disposed of 100% of the issued capital of PWI. On disposal of PWI, this liability was no longer a responsibility of ERG.

Notes to the Financial Statements
30 JUNE 2003

				Parent Entity		Parent Entity	
			2003 Shares	2002 Shares	2003 $000	2002 $000

28 Contributed Equity – ERG Limited

(a)	Issued capital					
	Ordinary shares – fully paid		**267,504,537**	936,879,165	**617,831**	356,895
(b)	Other equity securities (note 28(d))		**–**	...	**–**	5,069
			267,504,537	936,879,165	**617,831**	361,964

(c) Movements in ordinary share capital of the Company during the past two years were as follows:

Date	Details	Notes	Number of Shares	Issue/ Buy-back Price	Issued and Paid Up $000
01.07.01	Opening balance		637,387,417		227,351
03.08.01	Ordinary shares	(e)	150,000	$0.93	140
06.08.01	Ordinary shares	(e)	25,000	$0.37	9
10.08.01	Share buy-back	(f)	(3,000)	$0.43	(1)
13.11.01	Conversion of convertible notes to equity	(g)	13,050,000	$0.55	7,178
30.11.01	Dividend Reinvestment Plan issues	(h)	2,754,146	$0.52	1,432
04.01.02	Rights issue	(i)	207,974,122	$0.50	103,986
15.03.02	Ordinary shares	(j)	75,541,480	$0.28	21,152
					133,896
	Rights issue costs during the year				(4,352)
					129,544
30.06.02	Balance		936,879,165		356,895
08.10.02	Conversion of convertible notes to equity	(g)	6,000,000	$0.17	997
14.10.02	Conversion of convertible notes to equity	(g)	3,000,000	$0.17	499
01.04.03	Convertible note interest	(k)	62,499,492	$0.15	9,375
10.06.03	Debt and capital restructure	(l)	1,666,666,710	$0.15	250,000
					260,871
	Reversal of equity component of convertible note	(d)			5,069
	Interest not already expensed on equity component of convertible note	(d)			(1,912)
	Share issue expenses				(2,445)
	Provision for Employee Share Incentive Scheme	(m)			(647)
					260,936
24.06.03	Share conversion	(n)	2,675,045,367		–
30.06.03	Balance		267,504,537		617,831

Notes to the Financial Statements
30 JUNE 2003

28 Contributed Equity – ERG Limited (continued)

(d) Other Equity Securities

The amount shown for other equity securities is the value of the conversion rights relating to the 7.5% convertible notes, details of which are set out in note 25. In accordance with the 2003 Recapitalisation Proposal, the convertible notes were repaid by way of share issue during the year. Accordingly, the value of the conversion rights, less the interest not already expensed in relation to the conversion rights during the life of the convertible notes, was allocated against issued capital.

(e) Conversion of Employee Options

There were no employee options (2002: 175,000) converted into ordinary shares during the year in accordance with the terms and conditions of the ERG Limited Executive Option Plan. For further information on the Option Plan refer to note 37.

(f) Share Buy-backs

In accordance with the rules of the Employee Share Incentive Scheme, ERG bought back shares from an employee.

(g) Convertible Note Conversion

Motorola Inc converted 4,350,000 convertible notes into 13,050,000 shares in the previous financial year. Utilico International Limited, a Director-related entity, converted 2,000,000 convertible notes into 6,000,000 shares and Special Utilities Investment Trust, a Director-related entity, converted 1,000,000 convertible notes into 3,000,000 shares during the current financial year.

(h) Dividend Reinvestment Plan

Shares totalling 2,754,146 were issued at a discount of 10% under the Dividend Reinvestment Plan. The Plan was reinstated in October 2001.

(i) Rights Issue

The Company issued 207,974,122 new shares pursuant to a rights issue, conducted under the terms of the prospectus dated 31 October 2001.

(j) Shares Issued Relating to the Proton World International SA (PWI) Acquisition

The Company issued 75,541,480 shares to the former shareholders of PWI as part of the acquisition of PWI. The shares are subject to certain escrow agreements.

(k) Convertible Note Interest

In accordance with the 2003 Recapitalisation Proposal, 62,499,492 shares were issued to convertible noteholders in satisfaction of the interest payment due on the convertible notes on 1 April 2003.

(l) Debt and Capital Restructure

In accordance with the 2003 Recapitalisation Proposal, 1,666,666,710 shares were issued in satisfaction of $250,000,000 convertible notes repayable in October 2005.

(m) Employee Share Incentive Scheme

The Company has offset employee shares totalling $647,091 against issued capital for employees who have ceased employment with the Company.

(n) Share Conversion

In accordance with the 2003 Recapitalisation Proposal, the Company implemented a ten for one share consolidation.

(o) Ordinary Shares

Ordinary shares entitle the holder to participate in the dividends and proceeds on winding up of ERG Limited in proportion to the number of, and amounts paid on, the shares held.

On a show of hands, every holder of ordinary shares present at a meeting in person or by proxy is entitled to one vote, and upon a poll each share is entitled to one vote.

Notes to the Financial Statements
30 JUNE 2003

	Consolidated		Parent Entity	
	2003 $000	2002 $000	2003 $000	2002 $000

29 Reserves and (Accumulated Losses) Retained Profits

(a) Reserves

Foreign currency translation reserve	(9,934)	(4,245)	714	–
General reserve	229	229	–	–
Total reserves	(9,705)	(4,016)	714	–

Movements:				
Foreign currency translation reserve				
Opening balance	(4,245)	(3,062)	–	–
Foreign currency translation transfer due to disposal of controlled entity	1,656	–	–	–
Net exchange differences on translation of self-sustaining, foreign controlled entities	(7,345)	(1,183)	714	–
Closing balance	(9,934)	(4,245)	714	–
General reserve (note 29(c)(ii))				
Opening balance	229	229	–	–
Closing balance	229	229	–	–
Total reserves	(9,705)	(4,016)	714	–

(b) (Accumulated Losses) Retained Profits

(Accumulated losses) retained profits at the beginning of the financial year	(223,314)	20,565	(212,159)	40,760
Net (loss) profit attributable to members of ERG Limited	(198,258)	(243,879)	(208,720)	(252,919)
Foreign currency translation transfer due to disposal of controlled entity	(1,656)	–	–	–
(Accumulated losses) at the end of the financial year	(423,228)	(223,314)	(420,879)	(212,159)

(c) Nature and Purpose of Reserves

(i) Foreign Currency Translation Reserve

Exchange differences arising on translation of self-sustaining, foreign controlled entities are taken to the foreign currency translation reserve as described in note 1(g).

(ii) General Reserve

The general reserve represents overseas foreign entities' legislative requirements to provide for a retention of retained profits for future distributions and recoupment of contributed equity.

30 Outside Equity Interests

Analysis of outside equity interests in controlled entities:				
Share capital	23,033	23,033	–	–
(Accumulated losses)	(9,216)	(5,920)	–	–
Total outside equity interests	13,817	17,113	–	–

Notes to the Financial Statements
30 JUNE 2003

	Consolidated		Parent Entity	
	2003 $000	2002 $000	2003 $000	2002 $000

31 Equity

Total equity at the beginning of the financial year	151,747	273,185	149,805	273,180
Total changes in equity recognised in the statement of financial performance	(205,603)	(245,062)	(208,006)	(252,919)
Transactions with owners and employees:				
Contributions of equity (net of transaction costs and employee share cancellations) (note 28(c))	260,936	129,544	260,936	129,544
Movement in outside equity interests (note 30)	(3,296)	(5,920)	–	–
Other equity securities (note 28(b))	(5,069)	–	(5,069)	–
Total equity at the end of the financial year	198,715	151,747	197,666	149,805

	Consolidated		Parent Entity	
	2003 $	2002 $	2003 $	2002 $

32 Remuneration of Directors

The aggregate of income paid or payable, or otherwise made available, in respect of the financial year, to all Directors of the parent entity, directly or indirectly, by the parent entity or by any related party			1,654,149	1,456,117

The aggregate of income paid or payable, or otherwise made available, in respect of the financial year, to all Directors of each entity in the consolidated entity, directly or indirectly, by the entities in which they are Directors or by any related party	4,461,655	4,267,178		

The number of parent entity Directors whose aggregate income paid or payable, or otherwise made available, falls within the specified bands is as follows:

	Directors of the Parent Entity	
	Number 2003	Number 2002
$ 0 – $ 9,999	3	–
$ 40,000 – $ 49,999	1	1
$ 50,000 – $ 59,999	1	–
$ 80,000 – $ 89,999	1	1
$ 100,000 – $ 109,999	–	1
$ 200,000 – $ 209,999	1	–
$ 240,000 – $ 249,999	–	1
$ 950,000 – $ 959,999	–	1
$1,270,000 – $1,279,999	1	–

Options Issued to Directors of the Parent Entity and Controlled Entities

Executive Directors of the parent entity and controlled entities participate in the ERG Limited Executive Option Plan, details of which are set out in note 37. A summary of the number of options granted to and exercised by Executive Directors is set out below:

	Number		Number	
	Granted 2003	Exercised 2003	Granted 2002	Exercised 2002
Executive Directors of the parent entity and controlled entities	–	–	1,977,800	–

Notes to the Financial Statements
30 JUNE 2003

32 Remuneration of Directors (continued)

No value has been ascribed to any options issued to any of the Executive Directors during the previous year.

Shares Issued to Directors of the Parent Entity

Executive Directors of the parent entity participate in the ERG Limited Employee Share Incentive Scheme (Scheme) and loan values in respect of shares issued are included in note 13. Interest on the loans was nil and shares are issued at market value in accordance with the terms and conditions of the Scheme. During the year, there were no shares (2002: nil) issued and approved by shareholders for the benefit of Executive Directors. Further information is set out in notes 37 and 38.

Details of shares issued and the aggregate amount of loans for shares provided to Executive Directors of the parent entity during the year are set out in note 38.

Shares Issued to Directors of Controlled Entities

Executive Directors of controlled entities participate in the ERG Limited Employee Share Incentive Scheme (Scheme). Interest on the loans was nil and shares are issued at market value in accordance with the terms and conditions of the Scheme. During the year, there were no shares (2002: nil) issued for the benefit of the Executive Directors of controlled entities.

	Executive Officers of the Consolidated Entity		Executive Officers of the Parent Entity	
	2003 $	2002 $	2003 $	2002 $

33 Remuneration of Executives

Remuneration received, or due and receivable, by executive officers domiciled in Australia whose remuneration was at least $100,000, from entities in the consolidated entity and related entities, in connection with the management of the affairs of the entities in the consolidated entity whether as an executive officer or otherwise	**3,818,615**	2,462,253	–	–

The parent entity does not employ any executives.

The number of executive officers whose remuneration falls within the specified bands is as follows (commencing at $100,000):

			Executive Officers of the Consolidated Entity	
			Number 2003	Number 2002
$ 100,000	–	$ 109,999	–	1
$ 160,000	–	$ 169,999	–	1
$ 180,000	–	$ 189,999	–	2
$ 190,000	–	$ 199,999	–	1
$ 210,000	–	$ 219,999	–	1
$ 220,000	–	$ 229,999	1	–
$ 230,000	–	$ 239,999	–	2
$ 250,000	–	$ 259,999	1	–
$ 260,000	–	$ 269,999	1	–
$ 270,000	–	$ 279,999	1	–
$ 330,000	–	$ 339,999	1	–
$ 380,000	–	$ 389,999	2	–
$ 420,000	–	$ 429,999	1	–
$ 950,000	–	$ 959,999	–	1
$1,270,000	–	$1,279,999	1	–

Notes to the Financial Statements
30 JUNE 2003

33 Remuneration of Executives (continued)

Options Issued to Executives with Incomes of at Least $100,000

Executive officers participate in the ERG Limited Executive Option Plan, details of which are set out in note 37. There were no options (2002: nil) granted to and exercised by Australian-based executive officers (with income of at least $100,000) during the year.

Shares Issued to Executives with Incomes of at Least $100,000

Executive officers participate in the ERG Limited Employee Share Incentive Scheme (Scheme) and loan values in respect of shares issued are included in note 13. Interest on the loans was nil and shares are issued at market value in accordance with the terms and conditions of the Scheme. There were no shares (2002: nil) issued during the year to executive officers with incomes of at least $100,000.

	Consolidated		Parent Entity	
	2003 $	2002 $	2003 $	2002 $

34 Remuneration of Auditors

Remuneration for audit or review of the financial reports of the parent entity or any entity in the consolidated entity:

	Consolidated		Parent Entity	
Auditor of the parent entity	354,500	287,938	20,000	24,996
Other auditors	223,000	277,812	17,500	–
	577,500	565,750	37,500	24,996
Other services:				
Tax	–	93,866	–	–
Accounting	141,475	24,913	121,475	–
	141,475	118,779	121,475	–
Total fees	718,975	684,529	158,975	24,996

	Consolidated		Parent Entity	
	2003 $000	2002 $000	2003 $000	2002 $000

35 Contingent Liabilities and Contingent Assets

Details and estimates of maximum amounts of contingent liabilities are as follows:

Controlled Entities

Secured guarantees by ERG Limited in respect of bank overdrafts, commercial bills, leasing and other facilities provided by the parent entity's banker to controlled entities. Secured as set out in notes 20 and 25	–	–	–	940
ERG Limited has provided a guarantee to the State Government of Western Australia in support of the purchase of the land at Balcatta, Western Australia by a controlled entity (note 27)	–	–	1,300	1,300
Secured guarantees given by ERG Limited and controlled entities in support of other leasing facilities	863	272	–	–

Notes to the Financial Statements
30 JUNE 2003

	Consolidated		Parent Entity	
	2003 $000	2002 $000	2003 $000	2002 $000

35 Contingent Liabilities and Contingent Assets (continued)

ERG Limited has granted a guarantee and indemnity to the Public Transport Ticketing Body (formerly the Public Transport Corporation) of Victoria in connection with the monetary and performance obligations of OneLink Transit Systems Pty Ltd (OLT) arising from various automated fare collection system contracts. ERG Limited holds cross-indemnities, via various agreements with its co-shareholders in OLT, in respect to the performance of the respective co-shareholders' delivery obligations | – | – | – | – |

ERG Property Pty Ltd, as trustee for The Energy Research Group Unit Trust (ERG Trust), is the owner of land and buildings at Balcatta, Western Australia. ERG Trust has given a first mortgage over the land to the State Government of Western Australia. In addition, ERG Property Pty Ltd and ERG Trust are jointly and severally liable for repayment of the loan (note 27) | – | – | – | – |

Other Persons
ERG Limited has granted a guarantee to the Australia and New Zealand Banking Group Limited in connection with refinancing of AFC Equipment Co Pty Ltd (AFCE) assets. Under this guarantee, ERG Limited has provided an irrevocable guarantee for the performance obligations of AFCE and has guaranteed the secured monies which are supported by interest rate swap agreements

	52,963	60,605	52,963	60,605
Bank guarantees and performance bonds held by contracting parties in the normal course of business	154,449	157,108	144,545	145,841

Details and estimates of amounts of contingent assets are as follows:

Other Persons
The consideration on the sale of Proton World International SA includes an earn-out receivable from the purchaser, which is based on certain performance milestones being achieved. ERG could earn up to €22,300,000 (approximately A$38,000,000) based on these milestones over a ten-year period. It is intended that this amount will be recorded as it is progressively received

| | 38,000 | – | – | – |

36 Commitments for Expenditure

(a) Capital Commitments
Total capital expenditure contracted for at balance date but not recognised as liabilities, payable:

| Within one year | 62 | 351 | – | – |

Notes to the Financial Statements
30 JUNE 2003

	Consolidated		Parent Entity	
	2003 $000	2002 $000	2003 $000	2002 $000
36 Commitments for Expenditure (continued)				
(b) **Lease Commitments**				
Total operating lease expenditure contracted for at balance date but not recognised as liabilities, payable:				
Within one year	23,805	22,270	317	–
Later than one year but not later than five years	61,123	71,655	824	–
Later than five years	3,695	–	–	–
Total operating lease commitments	88,623	93,925	1,141	–
Representing:				
Non-cancellable operating leases	88,623	93,925	1,141	–

The ability of a controlled entity (OneLink Transit Systems Pty Ltd) to meet lease commitments to an associated entity (AFC Equipment Co Pty Ltd) of $72,280,356 (2002: $85,901,400), including interest due over the lease period and shown in the above lease commitments, is supported by revenue due over a commensurate period arising from a service contract with an unrelated party, guaranteed by the State Government of Victoria.

	Consolidated		Parent Entity	
	2003 $000	2002 $000	2003 $000	2002 $000
Commitments in relation to finance leases payable are as follows:				
Within one year	–	857	–	–
Later than one year but not later than five years	–	133	–	–
Minimum lease payments	–	990	–	–
Less: Future finance charges	–	(50)	–	–
Recognised as a liability	–	940	–	–
Representing finance lease liabilities:				
Current (note 20)	–	817	–	–
Non-current (note 25)	–	123	–	–
Total finance lease liabilities	–	940	–	–

The weighted average interest rate implicit in the leases is nil (2002: 10.3%).

37 Employee Entitlements and Superannuation Commitments

Employee Entitlements

The aggregate employee entitlements liability comprises:

Accrued wages, salaries, annual leave, long service leave and on costs

	Consolidated		Parent Entity	
	2003 $000	2002 $000	2003 $000	2002 $000
Provisions (current) (note 22)	4,114	5,487	206	–
Provisions (non-current) (note 26)	359	465	–	–
Aggregate employee entitlements liability	4,473	5,952	206	–

	Consolidated Number		Parent Entity Number	
	2003	2002	2003	2002
Employee Numbers				
Number of employees and contractors at year-end	787	896	73	5

Notes to the Financial Statements
30 JUNE 2003

37 Employee Entitlements and Superannuation Commitments (continued)

Superannuation Commitments

All Australian employees are entitled to benefits on retirement, disability or death. An accumulated superannuation plan exists with contributions from the consolidated entity to the accumulated benefit plan being calculated as a percentage of the employee's salary or wage. Entitlements paid to overseas employees by the overseas controlled entities are made in accordance with the legal requirements and regulations of each country.

The Proton World International SA (PWI) defined benefit pension fund existing at 30 June 2002 was made up of accrued benefits to the value of $4,355,486. The net market value of the fund assets at that date was $1,819,669, resulting in an unfunded liability of $2,535,818 at 30 June 2002 (refer to note 27). Vested benefits in the pension fund at 30 June 2002 were $658,868. The valuation of components of the PWI defined benefit pension fund was carried out on 1 April 2002. On 24 April 2003, ERG Card Systems Ltd disposed of 100% of the issued capital of PWI. On disposal of PWI, the liability of $2,535,818 was no longer a responsibility of ERG Card Systems Ltd (refer to note 27).

Employee Share Incentive Scheme

The parent entity has an Employee Share Incentive Scheme (Scheme) established in 1987 and subsequently amended on 31 October 1995. The Scheme provides Executive Directors, full-time and part-time employees of ERG Limited (ERG) and its controlled entities with the opportunity to subscribe for ordinary fully paid shares in ERG, and for ERG to assist in funding the subscription monies by way of an interest-free loan.

Under the Scheme, shares are issued to eligible participants at the market price at the time of invitation, less a discount of up to 10% as determined by the Directors. The market price is the lesser of the last sale price for ERG shares on the day preceding the invitation, and the average last sale price for ERG shares during the five days preceding the date of invitation.

A condition attached to each application is that the participant must complete two years of employment from the date of each allotment of shares under the invitation. If the employee ceases employment during the two-year period or an employee is dismissed for wilful misconduct or gross negligence, ERG will purchase back the shares for the original subscription price for which the shares were issued and terminate the loan. Loan repayments, other than from dividends, are not permitted before the expiration of the two-year period. Dividends paid to participants are applied 50% towards repayment of the loan and the remaining 50% is paid to participants.

The employee shares are not listed on the Australian Stock Exchange and the aggregate number of employee shares on issue may not exceed 5% of the total capital of the parent entity. The number of shares on issue at 30 June 2003 was 899,510 (2002: 8,995,100 pre-consolidation shares) or 0.3% (2002: 1.4%) of the capital of the parent entity. Voting rights are attached to the shares issued to participants.

Invitations are made from time to time to selected employees and invitations to Executive Directors require the approval of members in a General Meeting. There are currently 56 (2002: 56) employees (including one Executive Director) participating in the Scheme.

During the financial year, there were no ordinary fully paid shares (2002: nil) issued to participants. During the year, there were no (2002: 3,000) shares bought back.

At the end of the financial year, an accumulated amount of $4,572,759 (2002: $4,573,117), representing 899,510 (2002: 8,995,100 pre-consolidation) shares, remains owing in respect of shares issued pursuant to the terms of the Scheme. The market value at the end of the financial year in respect of those shares was $719,608 (2002: $2,698,530). As the subscription prices are considerably higher than the current market prices of these shares, it is unlikely that employees will take up the shares and in turn repay the loan to ERG. For this reason the receivable has been fully provided for. It is expected that when the shares are cancelled the provision will be reversed and a corresponding reduction in share capital will be recognised. Further information relating to the Scheme and the loans to Executive Directors under the Scheme is set out in notes 37 and 38.

Executive Option Plan

The establishment of the ERG Limited Executive Option Plan was approved by shareholders at the Annual General Meeting of the Company held on 9 November 1998. Executive options do not carry any rights to dividends or voting rights.

During the financial year, no options were granted over unissued shares (2002: nil), 1,621,592 pre-consolidation options were cancelled (2002: nil), a total of 747,000 pre-consolidation options expired (2002: 2,685,000) and no options were exercised (2002: 175,000) (refer to the following table).

Notes to the Financial Statements
30 JUNE 2003

37 Employee Entitlements and Superannuation Commitments (continued)

ERG Executive Option Plan options are exercisable after two years from the date of grant and expire after ten years or on termination of the employee's employment. The exercise of options for Mr P J Fogarty and other key executives is conditional on the achievement of certain performance hurdles.

Other Options

During the year, entities related to Mr D P Saville loaned the Company $25,434,614. This amount is shown as a non-current interest-bearing liability (refer to note 25). In consideration for this loan, post-consolidation options totalling 16,956,409 at an exercise price of $2.00 have been agreed to be issued.

Unissued shares of the Company under option are:

Expiry Date	Exercise Price 2002	Balance 2002	Issued 2003	Exercised 2003	Cancelled 2003	Expired 2003	Total Pre-consolidation 2003	Total Post-consolidation 2003	Exercise Price 2003
19 July 2002	$0.93	150,000	–	–	–	(150,000)	–	–	–
26 October 2002	$0.93	450,000	–	–	–	(450,000)	–	–	–
11 January 2003	$2.59	30,000	–	–	–	(30,000)	–	–	–
12 January 2003	$2.61	15,000	–	–	–	(15,000)	–	–	–
13 January 2003	$2.62	69,000	–	–	(12,000)	(57,000)	–	–	–
14 January 2003	$2.70	45,000	–	–	–	(45,000)	–	–	–
17 November 2003	$3.18	3,000	–	–	–	–	3,000	300	$31.80
15 March 2007	$0.38	1,000,000 *	–	–	–	–	1,000,000	100,000	$3.80
29 March 2007	–	–	1,000,000 *	–	–	–	1,000,000	100,000	$3.76
29 March 2007	–	–	4,000,000 *	–	–	–	4,000,000	400,000	$3.76–$4.39 +
29 March 2007	–	–	2,000,000 *	–	–	–	2,000,000	200,000	$4.50
9 December 2008	$0.37	3,750,000	–	–	–	–	3,750,000	375,000	$3.70
11 December 2008	$0.38	75,000	–	–	–	–	75,000	7,500	$3.80
1 February 2009	$0.40	7,437,210	–	–	(370,592)	–	7,066,618	706,662	$4.00
16 July 2009	$0.93	2,190,000	–	–	(285,000)	–	1,905,000	190,500	$9.30
30 August 2009	$1.19	330,000	–	–	(180,000)	–	150,000	15,000	$11.90
26 November 2009	$2.60	75,000	–	–	–	–	75,000	7,500	$26.00
29 November 2009	$2.60	75,000	–	–	–	–	75,000	7,500	$26.00
2 December 2009	$2.64	315,000	–	–	–	–	315,000	31,500	$26.40
10 January 2010	$2.54	120,000	–	–	(78,000)	–	42,000	4,200	$25.40
11 January 2010	$2.59	105,000	–	–	(60,000)	–	45,000	4,500	$25.90
12 January 2010	$2.61	174,000	–	–	(9,000)	–	165,000	16,500	$26.10
13 January 2010	$2.62	232,500	–	–	(178,500)	–	54,000	5,400	$26.20
14 January 2010	$2.70	235,500	–	–	(39,000)	–	196,500	19,650	$27.00
25 February 2010	$3.75	12,000	–	–	–	–	12,000	1,200	$37.50
14 June 2010	$3.08	180,000	–	–	–	–	180,000	18,000	$30.80
1 November 2010	$3.23	1,020,000	–	–	(225,000)	–	795,000	79,500	$32.30
17 November 2010	$3.18	1,177,000	–	–	(184,500)	–	992,500	99,250	$31.80
		19,265,210	7,000,000	–	(1,621,592)	(747,000)	23,896,618	2,389,662	

* Options issued outside the ERG Executive Option Plan. These options were issued pursuant to the PWI acquisition.

\+ The amount of options which can be exercised and the price they can be exercised at is dependent upon the use of the Proton technology and software within certain periods.

Notes to the Financial Statements
30 JUNE 2003

37 Employee Entitlements and Superannuation Commitments (continued)

Exempt Employee Share Plan

The establishment of the ERG Limited Exempt Employee Share Plan (Plan) was approved by a special resolution of shareholders on 9 November 1998.

The Plan provides permanent full-time and permanent part-time employees of ERG and its controlled entities with the opportunity to participate in acquiring shares up to an amount not exceeding $1,000 per employee or such other amounts permitted under the provisions of the *Income Tax Assessment Act 1936* (as amended).

A condition attached to each application is that the participant must complete three years of employment from the date of acquisition of the shares before the shares can be withdrawn from the Plan or be disposed of by the participant. If the employee ceases employment during the three-year period, the employee can either withdraw from the Plan or sell his/her shares.

Participants are entitled to receive any dividends, rights (both renounceable and non-renounceable), or other distributions made in respect of shares held by the employee under the Plan.

The number of shares under all employee share schemes, including outstanding employee options, may not exceed 7.5% of the total capital of the parent entity. The number of shares on issue under the Plan at 30 June 2003 was 6,594 (2002: 110,767 pre-consolidation shares) or 0.01% (2002: 0.01%) of the capital of the parent entity. During the current year, 44,827 pre-consolidation shares lapsed (2002: 34,040). Voting rights are attached to the shares issued to participants.

Invitations are made from time to time to eligible employees who have been invited by the Board of Directors to participate. There are currently 210 (2002: 251) employees participating in the Plan.

38 Related Parties

Directors

The names of persons who were Directors of ERG Limited (ERG) at any time during the financial year are as follows:

A F Shepherd, P J Fogarty, D J Humann, D P Saville and R N Topfer. During the year, A S Murdoch, E L Bolto and G L Crew resigned as Directors.

The aggregate number of shares and options held by Directors of ERG or their Director-related entities in ERG is:

	Parent Entity	
	2003 (post-consolidation)	2002 (pre-consolidation)
Ordinary shares	69,827,140	10,595,409
Unlisted shares issued under the ERG Limited Employee Share Incentive Scheme	525,000	5,250,000
Options issued under the ERG Limited Executive Option Plan	375,000	3,750,000

Remuneration and Service Agreements

ERG paid fees totalling $1,366,762 (2002: $1,023,000) to LTC Management Pty Ltd (LTC), a company owned and controlled by Mr P J Fogarty. The total sum paid to LTC covers the services of Mr Fogarty and a full-time personal assistant, plus all reasonable expenses and disbursements as approved by the Board of Directors. The remuneration amount to Mr Fogarty has been included in Directors' remuneration (note 32) and executives' remuneration (note 33).

Transactions of Directors Concerning Shares, Share Options or Convertible Notes

The aggregate number of shares and share options directly issued by ERG, including shares issued pursuant to a rights issue and the Dividend Reinvestment Plan of ERG, to Directors of ERG and to parties related to them during the financial year was nil (2002: 385,743).

During the year, entities related to Mr D P Saville converted 3,000,000 unlisted convertible notes into 9,000,000 pre-consolidation ordinary shares. In addition, a top-up amount of $3,454,060 was paid being the difference between the value of the unlisted convertible notes and the value of the shares issued. This transaction occurred prior to his appointment as a Director of ERG.

During the year, a total of 5,000,000 unlisted convertible notes expired and the face value amount of $8,250,000 was repaid to an entity related to Mr Saville. This transaction occurred prior to his appointment as a Director of ERG.

Notes to the Financial Statements
30 JUNE 2003

38 Related Parties (continued)

The aggregate number of pre-consolidation ordinary shares issued by ERG to Directors and to parties related to them in satisfaction of the interest payments due on the convertible notes on 1 April 2003 was 25,807,724.

The aggregate number of pre-consolidation ordinary shares issued by ERG to Directors and to parties related to them during the financial year as a result of the conversion of listed convertible notes in accordance with the 2003 Recapitalisation Proposal was 688,205,970.

Under the terms and conditions of the ERG Limited Employee Share Incentive Scheme (Scheme), 11,250,000 shares have been issued since the commencement of the Scheme to Mr Fogarty. There were no shares (2002: nil) issued to Mr Fogarty during the year under the terms of the Scheme.

The aggregate amount of loans outstanding by Mr Fogarty, after crediting applicable dividends, at 30 June 2003 in respect of shares issued pursuant to the Scheme was $3,238,125 (2002: $3,238,125) and the aggregate amount of repayments received during the year was nil (2002: $26,250). Given the current share price, it is considered unlikely that these shares will be sold. Accordingly, a provision has been raised for the amount of loans outstanding. For further details on the Scheme refer to note 37.

The number of options granted under the ERG Limited Executive Option Plan and the terms and conditions under which they were granted were approved by shareholders at the Annual General Meeting of ERG held on 9 November 1998. The terms and conditions are described in note 37. There were no options (2002: nil) issued to Mr Fogarty during the financial year.

There were no other off-market transactions in shares made by the Directors or Director-related entities.

Other Transactions of Directors and Director-Related Entities

During the financial year, transactions were carried out with entities related to the Directors. All transactions were carried out under normal terms and conditions and are detailed as follows:

- Restructure and advisory services were provided to ERG by entities related to Mr R N Topfer, with fees for such services totalling $6,380,000. Related entities to Mr Topfer also provided loans to ERG totalling $16,392,354. This amount was repaid during the year. Interest and other borrowing costs on these loans of $926,929 and $378,000 respectively were also paid by ERG to entities related to Mr Topfer.

- Consulting services were provided to ERG by entities related to Mr A F Shepherd, with fees for such services totalling $56,200 and were earned before his appointment as a Director of the Company.

- Loans were provided to ERG by entities related to Mr D P Saville totalling $25,434,614 (2002: nil) and were still outstanding at year-end. The interest applicable to these loans is 10% payable every six months in cash or by the issuance of shares in the Company subject to certain conditions. An amount of $23,009,517 is repayable on 24 December 2007 and an amount of $2,425,097 is repayable on 28 January 2008. At year-end, interest accrued on these loans totalled $1,210,176. Other borrowing costs in relation to these loans paid by ERG to entities related to Mr Saville totalled $1,035,573. In consideration for this loan, post-consolidation options totalling 16,956,409 at an exercise price of $2.00 have been agreed to be issued. At any time during the term of the loan, subject to necessary approvals, the Director-related entities can convert the amount outstanding into ordinary shares in the Company at an issue price of $1.50 for each ordinary share. In the event any or all of this loan is repaid by the Company before these repayment dates, subject to any necessary approvals, the Company is required to issue options in the Company at an exercise price of $1.50. The number of options to be issued is equal to the repayment amount divided by 1.50.

- Interest paid on convertible notes by ERG to entities related to Mr Saville totalled $3,326,069.

Wholly Owned Group

The wholly owned group consists of ERG Limited and its wholly owned controlled entities: ERG Management Services Ltd, ERG Share Plan Pty Ltd, ERG Property Pty Ltd, ERG Telecommunications Pty Ltd, ERG Holdings Ltd, ERG Transit Systems (HK) Limited, ERG IP Pty Ltd, ERG R&D Pty Ltd, ERG Transit Systems (Eur) NV, ERG Transit Systems (Fra) SA, ERG Card Systems Ltd, ERG Card Systems (Aust) Ltd, ERG Transit Systems Ltd, ERG Transit Systems (Scand) AB, ERG Transit Systems (UK) Ltd, ERG Transit Systems (Sing) Pte Ltd, ERG Transit Systems (USA) Inc, ERG Transit Systems (Ger) GmbH, Triumphant Launch Sdn Bhd and Integrated Transit Solutions (Sing) Pte Ltd. Ownership interests are set out in note 39.

Notes to the Financial Statements
30 JUNE 2003

38 Related Parties (continued)

Transactions between ERG and related parties in the wholly owned group during the years ended 30 June 2003 and 30 June 2002 consisted of:

* loans advanced

* loans repaid

* management fees and rent

* sales of product and services

* reimbursement for disbursements, sundry costs, contract settlement and warranty work

* purchase of goods and services

* sale and transfer of intellectual property licences within the consolidated entity

* transfer of research and development expenditure

* restructure of loans to and from controlled entities within the consolidated entity resulting in the forgiveness and write off of loans.

The above transactions were made on normal terms and conditions or at cost, except that there are no fixed terms and generally no interest terms for the repayment of loans advanced by ERG or within the wholly owned group.

A provision of $100,000,000 (2002: $190,000,000) for an intra-group receivable was raised by the parent entity.

Aggregate amounts receivable from, and payable to, each class of other related parties at balance date are as follows:

	Consolidated		Parent Entity	
	2003 $000	2002 $000	2003 $000	2002 $000
Non-current receivables:				
Controlled entities (loans)	–	–	**574,956**	623,936
Less: Provision for doubtful debts	–	–	**(309,775)**	(209,775)
Non-current payables:				
Controlled entities (loans)	–	–	**(174,999)**	(52,624)

Other Controlled Entities of the Consolidated Entity

OneLink Transit Systems Pty Ltd

During the financial year, ERG incurred costs on behalf of OneLink Transit Systems Pty Ltd (OLT) amounting to $12,499,461 (2002: $29,316,314). The balance payable by OLT to ERG at year-end was $11,538,656 (2002: $20,716,598). This balance is included in note 13.

OLT has entered into a series of agreements in connection with the supply of an automated fare collection (AFC) system to the Victorian Government currently managed by the Public Transport Ticketing Body (PTTB) of Victoria, Australia. ERG is a signing party to several of these agreements, including an agreement for the supply and installation of equipment and software. All agreements are on commercial terms and conditions.

ERG has granted a guarantee and indemnity to the PTTB of Victoria, Australia in connection with the monetary and performance obligations of OLT arising from various AFC system contracts.

ERG holds cross-indemnities, via various agreements with its co-shareholders in OneLink Holdings Pty Ltd, in respect to the performance of the respective co-shareholders' delivery obligations.

The balance payable by ERG to OLT at year-end was nil (2002: $560,439). The balance is included in note 13 and has been netted off against the receivables from OLT.

OneLink Holdings Pty Ltd

During the financial year, ERG did not make any further advances to OneLink Holdings Pty Ltd (OLH) (2002: nil). The balance payable by OLH to ERG at year-end was $8,561,221 (2002: $7,913,321) and is included in note 13. The net movement for the financial year represents an internal interest charge which has been eliminated on consolidation.

The balance of interest payable by OLT to OLH at year-end was $2,361,221 (2002: $1,713,321).

Notes to the Financial Statements
30 JUNE 2003

38 Related Parties (continued)

Associated Companies

All transactions with associated companies are made on normal terms and conditions.

AFC Equipment Co Pty Ltd

OLT has entered into a series of agreements in connection with the supply of an AFC system for the PTTB. AFC Equipment Co Pty Ltd (AFCE) is a signing party to several of these agreements, including an agreement for the lease of equipment and software to OLT.

During the year, ERG did not recognise any interest income on the outstanding balance of the loan to AFCE (2002: $1,355,289). The interest rate applicable to the balance of the loan is based on a five-year bank bill rate and the balance of the loan is repayable on demand.

During the year, OLT made net advances to AFCE of $7,675,032 (2002: $11,619,999). In accordance with an existing lease agreement, AFCE made lease charges of $21,143,302 (2002: $19,120,673) to OLT during the year. During the financial year, OLT provided amounts totalling $28,818,334 (2002: $30,740,672) to AFCE. These amounts are included in note 13.

The closing balance of the payable by OLT to AFCE at year-end was nil (2002: $3,716,241). The closing balance of the amount payable by AFCE to OLT at year-end was $3,958,791 (2002: nil).

The closing balance of the receivable by ERG from AFCE at year-end was $15,374,951 (2002: $24,095,653). The amount of $2,000,000 (2002: $6,339,753) has been included in note 9 and an amount of $13,374,951 (2002: $17,755,900) in note 13. The classification of the receivable between current and non-current is aligned with the forecast repayment schedule as provided under the Australia and New Zealand Banking Group Limited refinancing proposal and the Down Stream Settlement Deed dated 21 May 2002.

Triumphant Launch Sdn Bhd

On 31 March 2002, the consolidated entity acquired 100% of Proton World International SA (PWI). This resulted in ERG obtaining 100% ownership of Triumphant Launch Sdn Bhd. Upon disposal of PWI on 24 April 2003, ERG retained this ownership.

During the 2002 financial year up to acquisition date, the consolidated entity incurred costs on behalf of, and charged consulting fees to, Triumphant Launch Sdn Bhd amounting to $122,400.

ECard Pty Limited

Details of the total investment in ECard Pty Limited are set out in note 41. This shareholding was disposed on 14 November 2002. Accordingly, the closing balance of payables by ERG to ECard Pty Limited at year-end was nil (2002: $36,520).

Prepayment Cards Limited

During the previous and current financial years, ERG and certain controlled entities continued to supply equipment and services to Prepayment Cards Limited (PCL) under an existing contract for the delivery of a concessionary fare scheme for the Greater Manchester Passenger Transport Executive.

The consolidated entity has entered into a number of contracts for the supply of hardware, software, maintenance and support. The total value of the current contracts over the period of supply is approximately $45,500,000. Sales to PCL for the current year amounted to $4,993,524 (2002: $24,257,840).

The balance of current receivables to ERG from PCL at year-end was $2,249,052 (2002: $544,546). This amount is reflected in trade debtors (note 9).

The balance of non-current receivables to ERG from PCL at year-end was $23,024,000 (2002: $23,024,000). A provision has been raised during the current year for $6,000,000 (2002: nil). These amounts are included in note 13.

The closing balance of payables by ERG to PCL at year-end was $1,218,302 (2002: $4,042). This amount is reflected in trade creditors (note 19).

Notes to the Financial Statements
30 JUNE 2003

38 Related Parties (continued)

Ultimate Controlling Entity
ERG Limited is the ultimate parent entity of both the wholly owned group and of the consolidated entity.

Transactions Between OneLink Holdings Pty Ltd with its Related Parties

Transaction Type	Class of Related Party	Consolidated Entity	
		2003 $	2002 $
Management services/fees incurred	Other related party:		
	• Fujitsu Australia Ltd	**1,908,096**	1,848,639
AFC management services/fees incurred	Other related parties:		
	• Fujitsu Australia Ltd	**1,814,901**	2,138,595
	• Mayne Group Ltd	**3,602,206**	2,782,989
Interest incurred	Other related parties:		
	• Fujitsu Australia Ltd	–	69,729
	• Mayne Group Ltd	–	232,456
Claims receivable from the Public Transport Ticketing Body (formerly the Public Transport Corporation) of Victoria, Australia	Other related parties:		
	• Fujitsu Australia Ltd	**58,157**	10,538,243
	• Mayne Group Ltd	–	8,662,630
Computer/software purchases	Other related party:		
	• Fujitsu Australia Ltd	**83,649**	46,370
Change request fees receivable/(payable)	Other related parties:		
	• Fujitsu Australia Ltd	–	603,770
	• Mayne Group Ltd	–	(50,900)
Other trading services (payable)/receivable	Other related parties:		
	• Fujitsu Australia Ltd	–	(6,000)
	• Mayne Group Ltd	–	8,014

The above transactions were made on normal terms and conditions or at cost, except that there are no fixed terms and generally no interest terms for the repayment of loans advanced from or to related parties.

Notes to the Financial Statements
30 JUNE 2003

39 Investments in Controlled Entities

Name of Entity	Notes	Country of Incorporation	Class of Shares	Carrying Value of Parent Entity's Investment		Equity Holding	
				2003 $000	2002 $000	2003 %	2002 %
Parent Entity							
ERG Limited		Australia	Ordinary	–	–	–	–
Controlled Entities							
ERG Management Services Ltd		Australia	Ordinary	–	–	100	100
ERG Share Plan Pty Ltd		Australia	Ordinary	–	–	100	100
ERG Property Pty Ltd		Australia	Ordinary	–	–	100	100
The Energy Research Group Unit Trust		Australia	Ordinary	–	–	100	100
ERG Telecommunications Pty Ltd		Australia	Ordinary	1,204	1,204	100	100
Integrated Transit Solutions (Italy) Srl		Italy	Ordinary	–	–	98	98
Triumphant Launch Sdn Bhd		Malaysia	Ordinary	–	–	100	100
OneLink Holdings Pty Ltd	39(a)	Australia	Ordinary	4,000	11,567	34	34
which has the controlled entity:							
OneLink Transit Systems Pty Ltd		Australia	Ordinary	–	–	100	100
ERG Holdings Ltd.		Australia	Ordinary	–	–	100	100
which has the controlled entities:							
ERG Transit Systems (HK) Limited		Hong Kong	Ordinary	–	–	100	100
ERG IP Pty Ltd		Australia	Ordinary	–	–	100	100
ERG R&D Pty Ltd		Australia	Ordinary	–	–	100	100
ERG Transit Systems (Sing) Pte Ltd		Singapore	Ordinary	–	–	100	100
ERG Transit Systems (USA) Inc		USA	Ordinary	–	–	100	100
ERG Transit Systems (Ger) GmbH		Germany	Ordinary	–	–	100	100
Integrated Transit Solutions Ltd	39(b)	Australia	Ordinary	–	–	50	50
Integrated Transit Solutions (Sing) Pte Ltd		Singapore	Ordinary	–	–	100	100
ERG Transit Systems (Eur) NV		Belgium	Ordinary	–	–	100	100
which has the controlled entity:							
ERG Transit Systems (Fra) SA		France	Ordinary	–	–	100	100
ERG Card Systems Ltd		Australia	Ordinary	–	–	100	100
which has the controlled entity:							
ERG Card Systems (Aust) Ltd		Australia	Ordinary	–	–	100	100
Proton World International SA		Belgium	Ordinary	–	–	–	100
which has the controlled entity:							
Proton World Americas Inc		USA	Ordinary	–	–	–	100
ERG Transit Systems Ltd		Australia	Ordinary	–	–	100	100
which has the controlled entity:							
ERG Transit Systems (Scand) AB		Sweden	Ordinary	–	–	100	100
ERG Transit Systems (UK) Ltd		UK	Ordinary	–	–	100	100
				5,204	12,771		

Notes to the Financial Statements
30 JUNE 2003

39 Investments in Controlled Entities (continued)

- ERG Transit Systems (Scand) AB is audited by Deloitte & Touche, Sweden

- ERG Transit Systems (UK) Ltd is audited by Deloitte & Touche, Manchester, United Kingdom

- ERG Transit Systems (Eur) NV and ERG Transit Systems (Ger) GmbH are audited by Deloitte & Touche, Belgium

- Integrated Transit Solutions (Italy) Srl is audited by Deloitte & Touche, Italy

- ERG Transit Systems (USA) Inc is audited by Deloitte & Touche, USA

- ERG Transit Systems (Sing) Pte Ltd and Integrated Transit Solutions (Sing) Pte Ltd are audited by Deloitte Touche Tohmatsu, Singapore

- ERG Transit Systems (HK) Limited is audited by Deloitte Touche Tohmatsu, Hong Kong

- ERG Transit Systems (Fra) SA is audited by Socodec Exco, Bourgogne, France

- Triumphant Launch Sdn Bhd is audited by PricewaterhouseCoopers.

Overseas subsidiaries carry on business in the country of incorporation.

Outside Equity Interests in Controlled Entities

(a) The company is a controlled entity due to the following reasons:

   (i) ERG Limited (ERG) controls the Board of OneLink Holdings Pty Ltd (OLH) by virtue of a casting vote held by the Chairman who is appointed by ERG under the Shareholder Agreement

   (ii) ERG is to meet the financing and performance obligations of OLH

   (iii) the shareholders of OLH have agreed, under the terms of the Shareholder Agreement, that OLH will be a controlled entity of ERG for the purposes of the *Corporations Act 2001* and Australian Accounting Standards.

(b) The company is a controlled entity due to the following reasons:

   (i) ERG controls the Board of Integrated Transit Solutions Ltd (ITS) which is fully comprised of ERG representatives. This is a permanent arrangement documented in an agreement between the shareholders of ITS (Agreement)

   (ii) ERG is to meet the financing and performance obligations of ITS

   (iii) the shareholders of ITS have agreed, under the terms of the Agreement, that ITS will be a controlled entity of ERG for the purposes of the *Corporations Act 2001* and Australian Accounting Standards.

Acquisition and Disposal of Controlled Entity

On 15 March 2002, the consolidated entity acquired the 90% of the issued capital of Proton World International SA (PWI) that it did not already own. Through the acquisition of PWI, the consolidated entity also acquired the 50% of the issued capital it did not already own in Triumphant Launch Sdn Bhd, an entity previously owned equally by the consolidated entity and PWI; and Proton World Americas Inc, a wholly owned subsidiary of PWI. The operating results of these newly controlled entities were included in the statement of financial performance since the date of acquisition.

The consideration payable to one of the vendors is to be increased by €1,000,000 (equivalent to A$1,752,850 at balance date), payable two years after acquisition, provided that the vendor complies with specific performance criteria that enhanced the value of PWI. This contingent payable was recognised during the financial year.

In addition, two of the vendors received 8,000,000 unlisted options over ERG shares that are exercisable upon the occurrence of specified events linked to each party's ongoing support of PWI and the suite of PWI products. The exercise price of the options is based on the weighted average price of ERG shares in the seven days prior to the date of acquisition and will not exceed 150% of that weighted average price.

With respect to the agreements to acquire the shares in PWI from three of the four vendors, ERG has recognised a liability of $48,906,530 (2002: $38,022,191) in relation to deferred consideration (refer to note 27). The subsequent sale of PWI, as noted on the following page, has not had any effect on this liability.

Notes to the Financial Statements
30 JUNE 2003

39 Investments in Controlled Entities (continued)

On 24 April 2003, the consolidated entity disposed of 100% of the issued capital of PWI and its wholly owned subsidiary Proton World Americas Inc. As part of this arrangement the company retained 100% of the issued capital of Triumphant Launch Sdn Bhd. The operating results of these controlled entities have been included in the statement of financial performance until the date of disposal.

The consideration on the sale of PWI includes an earn-out receivable from the purchaser which is based on certain performance milestones being achieved. ERG could earn up to €22,500,000 (approximately A$38,000,000) based on these milestones over a ten-year period. It is intended that this amount will be recorded as it is progressively received.

Details of the original PWI acquisition in 2002 are as follows:

	Consolidated	
	2003 $000	2002 $000
Fair value of identifiable net assets of the controlled entities acquired:		
Cash	–	13,397
Trade debtors	–	8,838
Property, plant and equipment	–	961
Prepayments	–	688
Inventories	–	324
Other debtors	–	250
Product development	–	178
Investments	–	37
Bank borrowings – current	–	(2,312)
Deferred income	–	(3,518)
Other creditors and accruals	–	(3,820)
Provisions	–	(6,614)
Trade creditors	–	(4,825)
Bank borrowings – non-current	–	(11,641)
Net liabilities acquired	–	(8,057)
Goodwill on consolidation	–	150,377
Total consideration	–	142,320
Consideration consists of:		
Cash and deferred consideration	–	95,204
Cost of original investment	–	25,905
Shares issued	–	21,152
Other acquisition costs	–	59
Total consideration	–	142,320
Outflow of cash to acquire controlled entities, net of cash acquired:		
Cash consideration paid at acquisition	–	18,481
Other acquisition costs	–	59
Total outflow of cash	–	18,540
Balances acquired:		
Cash	–	13,397
Bank borrowings	–	(2,312)
Net cash acquired	–	11,085
Net outflow of cash	–	7,455

Notes to the Financial Statements
30 JUNE 2003

39 Investments in Controlled Entities (continued)

Details of the PWI disposal in 2003 are as follows:

	Consolidated	
	2003 $000	2002 $000
Total consideration is made up as follows:		
Cash consideration	80,865	–
Receivables -- current	6,616	–
Receivables -- non-current	7,117	–
Total consideration	94,598	–
Less: Costs of disposal	(1,041)	–
	93,557	–
Book value of assets sold:		
Current assets		
Cash	33,072	–
Receivables	5,691	–
Inventory	609	–
Other	328	–
Non-current assets		
Other financial assets	41	–
Property, plant and equipment	359	–
Intangible assets	53	–
Goodwill on consolidation	136,809	–
Current liabilities		
Payables	(8,939)	–
Borrowings	(2,204)	–
Provisions	(1,562)	–
Other	(4,718)	–
Non-current liabilities		
Interest-bearing liability	(7,053)	–
Other	(2,535)	–
Net assets disposed of	149,951	–
Loss on disposal of former controlled entity	(56,394)	–
	93,557	–
Inflow of cash from disposal of former controlled entity, net of cash disposed:		
Cash consideration	80,865	–
Less: Costs of disposal	(1,041)	–
Less: Cash balances disposed:		
Cash	(33,072)	–
Borrowings	2,204	–
Inflow of cash	48,956	–

Notes to the Financial Statements
30 JUNE 2003

40 Cross-Guarantee and Indemnity

Pursuant to class orders dated 19 December 1991 and 13 August 1998, relief has been granted to controlled entities of ERG Limited (ERG) from the *Corporations Act 2001* requirements for preparation, audit and publication of financial reports and Directors' reports. As a condition of the class orders, ERG and the controlled entities subject to the class orders, ERG Card Systems (Aust) Ltd, ERG Card Systems Ltd, ERG Holdings Ltd, ERG Management Services Ltd, ERG Property Pty Ltd in its own right and as trustee for The Energy Research Group Unit Trust, ERG R&D Pty Ltd, ERG Telecommunications Pty Ltd and ERG Transit Systems Ltd, entered into deeds of indemnity on 5 May 1995 and 8 June 1999. The effect of these deeds is that ERG has guaranteed to pay any deficiency in the event of winding up the controlled entities. The controlled entities have also given a similar guarantee in the event that ERG is wound up.

The above entities represent a "Closed Group" for the purpose of the class order and, as there are no other parties to the Deed of Cross-Guarantee that are controlled by ERG, they also represent the "Extended Closed Group".

Set out below is a consolidated statement of financial performance for the year ended 30 June 2003 of the Closed Group and represents the entities subject to the Deed of Cross-Guarantee.

	2003 $000	2002 $000
Revenue from ordinary activities	151,052	98,428
Expenses from ordinary activities	(290,232)	(221,169)
Borrowing costs	(20,436)	(29,482)
Share of net loss of associates accounted for using the equity method	(2,950)	(3,488)
(Loss) from ordinary activities before income tax	(162,566)	(155,711)
Income tax benefit	–	3,608
(Loss) from ordinary activities after income tax	(162,566)	(152,103)
Total changes in equity other than those resulting from transactions with owners as owners	(162,566)	(152,103)

Set out below is a summary of movements in consolidated (accumulated losses) retained profits for the year ended 30 June 2003 of the Closed Group and represents the entities subject to the Deed of Cross-Guarantee.

	2003 $000	2002 $000
(Accumulated losses) retained profits at the beginning of the financial year	(104,807)	47,296
(Loss) from ordinary activities after income tax expense	(162,566)	(152,103)
(Accumulated losses) at the end of the financial year	(267,373)	(104,807)

Set out below is a consolidated statement of financial position at 30 June 2003 of the Closed Group and represents the entities subject to the Deed of Cross-Guarantee.

	2003 $000	2002 $000
Current Assets		
Cash assets	9,699	33,921
Receivables	9,680	21,950
Inventories	2,437	18,729
Other financial assets	–	15,793
Other	2,686	4,309
Total current assets	24,502	94,702
Non-Current Assets		
Receivables	295,100	287,839
Investments accounted for using the equity method	2,405	5,355
Other financial assets	66,343	170,287
Property, plant and equipment	12,519	14,776
Intangible assets	81,819	95,329
Total non-current assets	458,186	573,586
Total assets	482,688	668,288

Notes to the Financial Statements
30 JUNE 2003

	2003 $000	2002 $000
40 Cross-Guarantee and Indemnity (continued)		
Current Liabilities		
Payables	**16,030**	31,269
Interest-bearing liabilities	**32,212**	68,743
Provisions	**5,664**	4,967
Other	**2,325**	5,918
Total current liabilities	**56,231**	110,897
Non-Current Liabilities		
Interest-bearing liabilities	**25,434**	261,747
Provisions	**359**	465
Other	**50,206**	38,022
Total non-current liabilities	**75,999**	300,234
Total liabilities	**132,230**	411,131
Net assets	**350,458**	257,157
Equity		
Contributed equity	**617,831**	361,964
(Accumulated losses)	**(267,373)**	(104,807)
Total equity	**350,458**	257,157

41 Investments in Associated Companies

Investments in associated companies are accounted for in the consolidated financial statements using the equity method of accounting and are carried at recoverable amount, by the parent entity (refer to notes 14 and 15). Information relating to the associated companies is set out below:

Name of Company	Principal Activity	Ownership Interest		Consolidated Carrying Amount		Parent Entity Carrying Amount	
		2003 %	2002 %	2003 $000	2002 $000	2003 $000	2002 $000
Unlisted Corporations							
AFC Equipment Co Pty Ltd	Financing and leasing of equipment and software	33.3	33.3	–	–	–	2,000
Prepayment Cards Limited	Supplying and servicing of prepaid fare collection systems	47.1	47.1	2,405	5,355	2,405	6,542
ECard Pty Limited	Development of smart card market	–	39.0	–	–	–	–
Total investments in associated companies				2,405	5,355	2,405	8,542

All of the aforementioned associated companies have a reporting date of 30 June, except for Prepayment Cards Limited which has a reporting date of 31 March.

ECard Pty Limited is no longer an associate due to the sale of 39% shareholding on 14 November 2002.

Notes to the Financial Statements
30 JUNE 2003

	Consolidated 2003 $000	2002 $000
41 Investments in Associated Companies (continued)		
Movements in Carrying Amounts of Investments in Associates		
Carrying amount at the beginning of the financial year	**5,355**	65,351
Acquisition of investments	**–**	2,368
Provision for diminution	**–**	(58,876)
Share of loss from ordinary activities after income tax	**(2,950)**	(3,488)
Carrying amount at the end of the financial year (note 14)	**2,405**	5,355
Results Attributable to Associates		
Loss from ordinary activities before income tax	**(2,950)**	(3,488)
Income tax expense	**–**	–
Loss from ordinary activities after income tax	**(2,950)**	(3,488)
Accumulated losses attributable to associates at the beginning of the financial year	**(20,999)**	(17,511)
Accumulated losses attributable to associates at the end of the financial year	**(23,949)**	(20,999)
Share of Associates' Expenditure Commitments		
Lease commitments	**1,254**	475
Capital commitments	**–**	1,140
Total share of associates' commitments	**1,254**	1,615
Summary of the Performance and Financial Position of Associates		
The aggregate profits, assets and liabilities of associates are:		
Loss from ordinary activities after income tax	**(8,076)**	(38,289)
Assets	**87,098**	137,977
Liabilities	**(69,207)**	(86,154)
Net assets	**17,891**	51,823

42 Events Occurring After Balance Date

The consolidated entity announced that an agreement has been signed with Azienda Tramvie e Autobus del Comune di Roma (ATAC), the organisation administering the public transport in Rome, to restructure the original contract for the supply, installation and operation of the public transport ticketing system in Rome and Lazio.

The restructure will result in the return of approximately $50,800,000 in cash to ERG in the short term, the elimination of approximately $7,000,000 in annual depreciation charges and the continued involvement in the operation of the system for eight years. The contract documents are currently being finalised and are expected to be completed imminently. The terms of the new relationship are as follows:

- ATAC will purchase the public transport ticketing hardware, with the exception of the central clearing house, from ERG for a consideration of $35,700,000. On signing of the contracts $27,900,000 is due within 15 days, of which $10,200,000 has been received. The remainder of $7,800,000 is due in two instalments within six months. ATAC has pre-arranged external bank financing for this purchase.

- ERG and ATAC will establish a new company ("Newco") that will operate the ticketing system. ERG will own 30% of Newco and will contribute approximately $3,100,000 in cash to the new entity.

- Newco will purchase the rights to use ERG's software for $10,000,000 payable in cash on signing of the contracts. ERG will also receive an annual software maintenance fee of $1,900,000 for a period of eight years.

- In return for operating the system, Newco will receive an annual fee from ATAC of 7.85% of all transit fares processed by the system. This operating contract has an initial term of eight years, with the annual fee estimated to be in the range of $35,000,000–40,000,000, before operating costs.

- ERG will be paid an additional $5,100,000 for software engineering services to be supplied over the next 12 months.

Notes to the Financial Statements
30 JUNE 2003

42 Events Occurring After Balance Date (continued)

This event did not have a financial impact in the year ended 30 June 2003.

At the date of this report, other than as detailed above, no matters or circumstances have arisen since 30 June 2003 that will significantly affect or may significantly affect:

- the operations in the financial year subsequent to 30 June 2003 of the consolidated entity constituted by ERG and entities it controls from time to time; or

- the results of those operations; or

- the state of affairs in the financial year subsequent to 30 June 2003 of the consolidated entity.

	Consolidated		Parent Entity	
	2003 $000	2002 $000	2003 $000	2002 $000

43 Reconciliation of (Loss) Profit from Ordinary Activities After Income Tax to Net Cash (Outflow) Inflow from Operating Activities

	Consolidated 2003 $000	Consolidated 2002 $000	Parent Entity 2003 $000	Parent Entity 2002 $000
(Loss) profit from ordinary activities after income tax	(201,554)	(249,799)	(208,720)	(252,919)
Correction of fundamental error	–	–	46,625	–
Depreciation and amortisation	38,584	76,129	11,932	4,321
Amortisation of borrowing costs	–	4,126	–	4,126
Equity accounted losses	2,950	3,488	–	–
Unrealised profit on sales to equity associate	–	2,006	–	–
Interest on equity component of convertible note	870	969	870	969
(Profit) loss on sale of property, plant and equipment	(736)	616	85	–
Provision for employee entitlements	345	387	91	–
Provision for warranty	589	(2,185)	–	–
Provision for inventories	328	(4,567)	–	–
Write down to recoverable amount of investment	4,790	–	13,625	(4,338)
Write down to recoverable amount of intangibles	2,465	–	–	–
Provision for doubtful debts	16,101	(5,678)	103,744	190,000
Foreign exchange – net	112	1,257	6,687	(43)
Write down of investments	–	59,933	–	27,771
Net (profit) loss on sale of investments	(5,247)	14,064	–	11,797
Loss on sale of former controlled entity	56,394	–	–	–
Reinvestment of dividends received	–	(791)	–	–
Changes in assets and liabilities:				
(Increase) decrease in prepayments	1,318	(4,986)	(154)	299
(Increase) decrease in trade debtors	33,370	5,150	4,054	10,166
(Increase) decrease in inventory	25,878	20,152	751	(111)
(Increase) decrease in other assets	–	–	–	–
(Increase) decrease in future income tax benefit	–	23,593	–	135
(Increase) decrease in other debtors	1,811	(3,968)	5,959	30
Increase (decrease) in trade creditors	(1,752)	(14,745)	102	–
Increase (decrease) in accrued expenses	(9,245)	16,590	905	11
Increase (decrease) in deposits held and deferred income	17,533	6,820	–	–
Increase (decrease) in provisions	929	5,722	703	–
Increase (decrease) in deferred income tax liability	–	(19,625)	–	(3,644)
Increase (decrease) in other non-current liabilities	10,715	10,629	–	–
Net cash (outflow) inflow from operating activities	(3,452)	(54,713)	(12,741)	(11,430)

Notes to the Financial Statements
30 JUNE 2003

	Consolidated		Parent Entity	
	2003 $000	2002 $000	2003 $000	2002 $000

43 Reconciliation of (Loss) Profit from Ordinary Activities After Income Tax to Net Cash (Outflow) Inflow from Operating Activities (continued)

Financing Arrangements

The consolidated entity has access to the following financing facilities:

Total facilities available at balance date

Stand-by credit lines	25,435	38,636	25,435	20,000
Leasing	–	940	–	761
	25,435	39,576	25,435	20,761

Facilities utilised at balance date

Stand-by credit lines	25,435	36,459	25,435	20,000
Leasing	–	940	–	761
	25,435	37,399	25,435	20,761

Facilities not utilised at balance date

Stand-by credit lines	–	2,177	–	–
Leasing	–	–	–	–
	–	2,177	–	–

The leasing facilities were used to fund property, plant and equipment including computer equipment. The facilities were non-revolving and have now been fully paid out.

The stand-by credit lines may be drawn at any time and are subject to annual review. The $20,000,000 Commonwealth Bank of Australia facility was fully paid during 2003.

44 Non-Cash Financing and Investing Activities

Shares in the parent entity were issued upon conversion of the listed convertible notes into ordinary shares to the value of $250,000,000 (2002: $7,177,500). (Refer to note 25 for further details of the convertible notes.)

The parent entity also issued ordinary shares to the value of $9,374,223 (refer to note 28) in satisfaction of an interest payment due on the listed convertible notes and ordinary shares with a face value of $1,495,940 upon the conversion of unlisted convertible notes to equity.

During the previous financial year, the parent entity issued ordinary share capital to the value of $21,151,614 (refer to note 28) as partial consideration for the acquisition of the shares which the consolidated entity did not already own in Proton World International SA. The purchase price also included a deferred cash settlement of $48,906,530. (Refer to note 39 for further details of this acquisition.)

Notes to the Financial Statements
30 JUNE 2003

	Consolidated	
	2003 **Cents**	**2002** **Cents**

45 Earnings per Share

Basic (loss) earnings per share	**(188.8)**	(316.6)
Diluted (loss) earnings per share	**(188.8)**	(316.6)

	Consolidated	
	2003 **$000**	**2002** **$000**
Earnings used in calculating basic earnings per share and diluted earnings per share	**(198,258)**	(243,879)

	Number	
	2003	**2002**
Weighted average number of ordinary shares outstanding during the year used in the calculation of basic earnings per share	**105,009,913**	77,032,869

In accordance with the 2003 Recapitalisation Proposal, the Company implemented a ten for one share consolidation. The comparative has been adjusted to reflect this consolidation.

Diluted Earnings per Share

The following weighted average potential ordinary shares are not dilutive and are therefore excluded from the weighted average number of ordinary shares and potential ordinary shares used in the calculation of diluted earnings per share:

	Number	
	2003	**2002**
Convertible notes	**7,264,955**	10,190,497
Options	**1,815,299**	1,063,466
	9,080,254	11,253,965

There have been no other conversions to, call of, or subscriptions for ordinary shares or issues of potential ordinary shares since the reporting date and before the completion of these financial statements.

46 Financial Instruments

(i) Off-Balance Sheet Derivative Instruments

ERG Limited and certain controlled entities are parties to derivative financial instruments in the normal course of business in order to hedge exposure to fluctuations in foreign exchange rates and to trade.

Forward Exchange Contracts

The consolidated entity enters into forward foreign exchange contracts to hedge certain anticipated purchase and sale commitments denominated in foreign currencies.

Notes to the Financial Statements
30 JUNE 2003

46 Financial Instruments (continued)

Sell Foreign Currency	Buy Australian Dollars		Average Exchange Rate	
	2003 $000	2002 $000	2003	2002
Maturity				
Less than one year:				
Hong Kong dollar	–	11,985	–	4.1328
Singapore dollar	–	5,494	–	1.0663
New Zealand dollar	–	345	–	1.2185
	–	17,824		
Later than one year but not later than two years:				
Hong Kong dollar	–	4,900	–	4.2213
	–	4,900		
Later than two years but not later than five years:				
Hong Kong dollar	–	1,896	–	3.9560
	–	1,896		

As these contracts are hedging anticipated future purchases or sales, any unrealised gains and losses on the contracts, together with the cost of the contracts, are deferred and will be recognised in the measurement of the underlying transaction. Included in the amounts deferred are any gains and losses on hedging contracts terminated prior to maturity where the related hedged transaction is still expected to occur.

There were no outstanding contracts to buy foreign currency at 30 June 2002 or 30 June 2003.

The net unrecognised loss on hedges of anticipated foreign currency purchases and sales at 30 June 2003 was nil (2002: loss $23,624).

(ii) Credit Risk Exposure

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the consolidated entity. The consolidated entity has adopted the policy of only dealing with creditworthy counterparties and obtaining sufficient collateral or other security where appropriate, as a means of mitigating the risk of financial loss from defaults. The consolidated entity measures credit risk on a fair value basis.

The consolidated entity does not have any significant credit risk exposure to any single counterparty or any group of counterparties having similar characteristics.

Foreign exchange contracts are subject to credit risk in relation to the relevant counterparties, which are principally large banks. The maximum credit risk exposure on foreign currency contracts is the full amount of the foreign currency the consolidated entity pays when settlement occurs, should the counterparty fail to pay the amount which it is committed to pay the consolidated entity. The full amount of the exposure is disclosed in note 46(i).

(iii) Interest Rate Risk Exposure

The consolidated entity's exposure to interest rate risk and the effective weighted average interest rate for each class of financial assets and liabilities are set out on the following page.

Exposures arise predominantly from assets and liabilities bearing variable interest rates as the consolidated entity intends to hold fixed rate assets and liabilities to maturity.

Notes to the Financial Statements
30 JUNE 2003

46 Financial Instruments (continued)

2003

	Notes	Floating Interest Rate $000	Fixed Interest Maturing in:		Non-Interest Bearing $000	Total $000
			I Year or Less $000	Over I to 5 Years $000		
Financial Assets						
Cash and deposits	8	21,604	259	–	1,010	22,873
Receivables	9, 13	–	–	–	171,894	171,894
Other financial assets	11, 15	–	–	–	724	724
		21,604	259	–	173,628	195,491
Weighted average interest rate		2.57%	3.52%			
Financial Liabilities						
Trade and other creditors	19, 24	–	–	–	59,888	59,888
Other loans	20, 23, 25, 27	–	32,210	25,435	1,302	58,947
Provisions	22, 26	–	–	–	12,380	12,380
		–	32,210	25,435	73,570	131,215
Weighted average interest rate			3.57%	10.00%		
Net financial assets (liabilities)		21,604	(31,951)	(25,435)	100,058	64,276

2002

	Notes	Floating Interest Rate $000	Fixed Interest Maturing in:		Non-Interest Bearing $000	Total $000
			I Year or Less $000	Over I to 5 Years $000		
Financial Assets						
Cash and deposits	8	38,919	–	–	(518)	38,401
Receivables	9, 13	–	6,340	17,756	168,187	192,283
Other financial assets	11, 15	–	–	–	21,347	21,347
		38,919	6,340	17,756	189,016	252,031
Weighted average interest rate		3.25%	5.24%	5.24%		
Financial Liabilities						
Bank overdrafts and commercial bills	20, 25	–	29,417	7,011	–	36,428
Trade and other creditors	19	–	–	–	93,224	93,224
Convertible notes	20, 25	–	22,818	247,218	–	270,036
Other loans	20, 23, 25	–	25,165	14,529	5,637	45,331
Lease liabilities	20, 25	–	817	123	–	940
Provisions	22, 26	–	–	–	12,435	12,435
		–	78,217	268,881	111,296	458,394
Weighted average interest rate			5.61%	7.24%		
Net financial assets (liabilities)		38,919	(71,877)	(251,125)	77,720	(206,363)

Notes to the Financial Statements
30 JUNE 2003

46 Financial Instruments (continued)

Reconciliation of Net Financial Assets to Net Assets

	Notes	2003 $000	2002 $000
Net financial (liabilities) as per previous page		64,276	(206,363)
Non-financial assets and liabilities:			
Inventories	10	25,053	34,902
Investments accounted for using the equity method	14	2,405	5,355
Property, plant and equipment	16	70,226	84,841
Intangibles	17	89,926	243,243
Other assets	12, 18	26,401	49,764
Current tax liabilities	21	(969)	(803)
Other liabilities	23, 27	(78,603)	(59,192)
Net assets per statement of financial position		198,715	151,747

(iv) Net Fair Value of Financial Assets and Liabilities

On-Statement of Financial Position

In the opinion of the Directors, the net fair value of financial assets and financial liabilities approximates their carrying value.

Off-Statement of Financial Position

For forward exchange contracts, the net fair value is taken to be the unrealised gain or loss at balance date calculated by reference to the current forward rates for contracts with similar maturity profiles.

47 Technology Investment Transactions

ERG IP Pty Ltd (ERG IP) has previously entered into a Technology Investment Transaction with two investors ("the Investors"). Under the transaction, ERG IP is required to pay the Investors a royalty based on a percentage of certain revenues derived by the ERG Group. Royalties payable to the Investors are accrued as an expense from ordinary activities in the year incurred. A royalty expense of $54,875 was attributable to the current financial year (2002: $182,957).

In certain limited circumstances, ERG IP may be required to subscribe for shares ("Subscription Obligation") in the Investors. ERG IP's Subscription Obligation, if called upon, will be fully set-off against a security deposit established by ERG IP at the time of the transaction. The security deposit and Subscription Obligation have not been recorded in the statement of financial position.

At 30 June 2003, the security deposit of $36,130,000 (2002: $33,567,000) would fully discharge the potential Subscription Obligation.

In certain limited circumstances, the parent entities of the Investors also have the right to exercise put options in respect of the shares they hold in the Investors. If the put options were exercised at 30 June 2003, it is estimated that ERG IP's potential liability would range between $2 and $11,356,193 (2002: $2 and $10,525,133). The put options have not been recorded in the statement of financial position.

The Subscription Obligation and put options may be enacted in circumstances which include failure by the parties to meet performance obligations, material misrepresentations, winding up or dissolution of any of the parties, the appointment of a receiver or receiver and manager, trustee, administrator or similar officer, the disallowance of all or any part of licence fees as a deduction from the assessable income of the Investors, and the expiration or termination of the transaction agreement.

Notes to the Financial Statements
30 JUNE 2003

48 Fundamental Error

ERG Limited (Italian Branch) was incorporated on 28 March 2000. Being a branch office of the parent entity the assets, liabilities and performance of this office are required to be included both within the parent entity and the consolidation information in the financial report. However, since incorporation the assets, liabilities and performance of ERG Limited (Italian Branch) have been recorded only on a consolidated basis. Accordingly, the parent entity information has been misstated for the effect of this branch office. The amount of the correction to accumulated losses at 1 July 2001 is $5,308,665 loss. For the financial year ended 30 June 2002, the effect on the statement of financial performance is to increase the loss by $41,316,249. The following restated statements of financial performance, statements of financial position and statements of cash flows show the effect of these adjustments had they been corrected in the 2002 financial year.

The net effect of the adjustments detailed above have actually been corrected in the financial year ended 30 June 2003, being the first year this error was noted, and have been reflected on the statements of financial performance as a correction of fundamental error amounting to $46,624,914. There is no tax effect resulting from this adjustment.

Notes to the Financial Statements
30 JUNE 2003

Restated Statement of Financial Performance
FOR THE YEAR ENDED 30 JUNE 2003

	Consolidated		Parent Entity	
	2003 $000	2002 $000	2003 $000	2002 $000
Revenue from ordinary activities	327,631	301,552	38,519	36,746
Expenses from ordinary activities	(504,729)	(514,499)	(181,559)	(305,681)
Borrowing costs	(21,159)	(29,703)	(19,055)	(27,993)
Share of net loss of associates accounted for using the equity method	(2,950)	(3,488)	–	–
Correction of fundamental error	–	–	–	–
(Loss) from ordinary activities before income tax	(201,207)	(246,138)	(162,095)	(296,928)
Income tax (expense) benefit relating to ordinary activities	(347)	(3,661)	–	3,509
(Loss) from ordinary activities after related income tax	(201,554)	(249,799)	(162,095)	(293,419)
Net loss attributable to outside equity interest	3,296	5,920	–	–
Net (loss) attributable to members of ERG Limited	(198,258)	(243,879)	(162,095)	(293,419)
Net exchange differences on translation of financial reports of self-sustaining foreign operations	(7,345)	(1,183)	714	(816)
Total changes in equity other than those resulting from transactions with owners as owners	(205,603)	(245,062)	(161,381)	(294,235)
	Cents	Cents		
Basic (loss) earnings per share	(188.8)	(316.6)		
Diluted (loss) earnings per share	(188.8)	(316.6)		

Notes to the Financial Statements
30 JUNE 2003

Restated Statement of Financial Position
AS AT 30 JUNE 2003

	Consolidated		Parent Entity	
	2003 $000	2002 $000	2003 $000	2002 $000
Current Assets				
Cash assets	22,873	38,401	12,475	3,633
Receivables	81,523	124,650	7,472	12,940
Inventories	25,053	34,902	1,675	2,359
Other financial assets	–	15,793	–	–
Other	12,705	21,466	1,005	6,603
Total current assets	142,154	235,212	22,627	25,535
Non-Current Assets				
Receivables	90,371	67,633	128,840	277,841
Investments accounted for using the equity method	2,405	5,355	–	–
Other financial assets	724	5,554	8,286	21,911
Property, plant and equipment	70,226	84,841	53,666	63,089
Intangible assets	89,926	243,243	26,294	30,044
Other	13,696	28,298	–	–
Total non-current assets	267,348	434,924	217,086	392,885
Total assets	409,502	670,136	239,713	418,420
Current Liabilities				
Payables	59,846	93,224	12,059	21,068
Interest-bearing liabilities	32,212	78,217	–	42,818
Current tax liabilities	969	803	–	–
Provisions	12,021	11,970	1,706	932
Other	22,069	14,991	2,805	4,337
Total current liabilities	127,117	199,205	16,570	69,155
Non-Current Liabilities				
Payables	42	–	42	–
Interest-bearing liabilities	25,435	268,881	25,435	247,218
Provisions	359	465	–	–
Other	57,834	49,838	–	–
Total non-current liabilities	83,670	319,184	25,477	247,218
Total liabilities	210,787	518,389	42,047	316,373
Net assets	198,715	151,747	197,666	102,047
Equity				
Parent entity interest				
Contributed equity	617,831	361,964	617,831	361,964
Reserves	(9,705)	(4,016)	714	(1,134)
(Accumulated losses)	(423,228)	(223,314)	(420,879)	(258,783)
Total parent entity interest	184,898	134,634	197,666	102,047
Outside equity interests in controlled entities	13,817	17,113	–	–
Total equity	198,715	151,747	197,666	102,047

Notes to the Financial Statements
30 JUNE 2003

Restated Statement of Cash Flows
FOR THE YEAR ENDED 30 JUNE 2003

	Consolidated		Parent Entity	
	2003 $000	2002 $000	2003 $000	2002 $000
Cash Flows from Operating Activities				
Receipts from customers	**257,729**	279,231	**30,917**	22,868
Payments to suppliers and employees	**(224,279)**	(300,609)	**(26,810)**	(40,064)
Dividends received	**–**	3	**–**	–
Interest received	**950**	3,303	**451**	2,720
Income tax (paid) refund received	**(181)**	110	**–**	–
Government grants received	**–**	1	**–**	–
Interest paid and borrowing costs	**(13,671)**	(24,215)	**(10,919)**	(23,160)
Research and development expenditure	**(16,956)**	(10,594)	**–**	–
Redundancy costs	**(664)**	(1,943)	**–**	–
Restructure and advisory costs	**(6,380)**	–	**(6,380)**	–
Net cash (outflow) inflow from operating activities	**(3,452)**	(54,713)	**(12,741)**	(37,636)
Cash Flows from Investing Activities				
Research and development expenditure capitalised	**–**	(12,583)	**–**	–
Repayments from associated entity	**8,721**	–	**8,721**	9,364
Advances to associated entity	**(7,675)**	(2,170)	**–**	–
Payments for investment in associated entity	**(4,337)**	(13,983)	**(4,337)**	(13,983)
Payment for purchase of controlled entity, net of cash acquired	**–**	(7,455)	**–**	–
Proceeds from sale of investment in associated entity	**5,000**	–	**–**	–
Proceeds from sale of controlled entity, net of cash disposed	**48,956**	–	**–**	–
Payment for purchase of technology licence	**(8,905)**	–	**–**	–
Payments for property, plant and equipment	**(4,395)**	(14,911)	**(1,999)**	–
Payments for purchase of investment	**–**	(6,139)	**–**	–
Proceeds from sale of property, plant and equipment	**2,379**	795	**1,409**	–
Proceeds from sale of investment	**16,125**	22,604	**–**	–
Net cash inflow (outflow) from investing activities	**55,869**	(33,842)	**3,794**	(4,619)
Cash Flows from Financing Activities				
Advances to controlled entities	**–**	–	**53,602**	(62,109)
Proceeds from issue of shares	**–**	99,954	**–**	99,954
Dividends paid	**(17)**	(4,885)	**(17)**	(4,885)
Repayment of other loans	**(23,719)**	(5,259)	**(16,392)**	–
Repayment of convertible notes	**(21,322)**	–	**(21,322)**	–
Share issue expenses	**(2,445)**	–	**(2,445)**	–
Proceeds of other loans	**41,827**	–	**41,827**	–
Bond payments	**(32,179)**	–	**(17,566)**	–
Proceeds from commercial bills	**–**	45,000	**–**	45,000
Repayment of commercial bills	**(20,000)**	(35,000)	**(20,000)**	(35,000)
Repayment of finance lease principal	**(942)**	(1,321)	**–**	–
Net cash inflow (outflow) from financing activities	**(58,797)**	98,489	**17,687**	42,960
Net increase (decrease) in cash held	**(6,380)**	9,934	**8,740**	705
Cash at the beginning of the financial year	**28,984**	20,512	**3,633**	2,888
Effects of exchange rate changes on opening cash held in foreign currencies	**269**	(1,462)	**102**	40
Cash at the end of the financial year	**22,873**	28,984	**12,475**	3,633

ERG LIMITED AND CONTROLLED ENTITIES

Directors' Declaration

The Directors declare that:

(a) the financial statements and notes thereto set out on pages 8 to 68

   (i) comply with Accounting Standards

   (ii) give a true and fair view of the financial position and performance of the Company and the consolidated entity

(b) in the Directors' opinion

   (i) the financial statements and notes thereto are in accordance with the *Corporations Act 2001*

   (ii) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

At the date of this declaration, the Company is within the class of companies affected by ASIC Class Order 98/1418. The nature of the Deed of Cross-Guarantee is such that each company which is party to the deed guarantees to each creditor the payment in full of any debt in accordance with the Deed of Cross-Guarantee.

In the Directors' opinion, there are reasonable grounds to believe that the Company and the companies to which the ASIC Class Order applies, as detailed in note 40 to the financial statements, will, as a group, be able to meet any obligations or liabilities to which they are, or may become subject by virtue of the Deed of Cross-Guarantee.

Signed in accordance with a resolution of Directors made pursuant to s295(5) of the *Corporations Act 2001*.

On behalf of the Directors

P J Fogarty
Director

Perth, Western Australia, 30 September 2003

Independent Audit Report to the Members of ERG Limited

Deloitte
Touche
Tohmatsu

Scope

The Financial Report and Directors' Responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the Directors' declaration for both ERG Limited (the Company) and the consolidated entity, for the financial year ended 30 June 2003 as set out on pages 8 to 69. The consolidated entity comprises the Company and the entities it controlled at the year's end or from time to time during the financial year.

The Directors of the Company are responsible for the preparation and true and fair presentation of the financial report in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit Approach

We have conducted an independent audit of the financial report in order to express an opinion on it to the members of the Company. Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgment, selective testing, the inherent limitations of internal controls, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to form an opinion whether, in all material respects, the financial report is presented fairly in accordance with the *Corporations Act 2001* and Accounting Standards and other mandatory professional reporting requirements in Australia so as to present a view which is consistent with our understanding of the Company's and the consolidated entity's financial position, and performance as represented by the results of their operations and their cash flows.

Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the financial report, and the evaluation of accounting policies and significant accounting estimates made by the Directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

The audit opinion expressed in this report has been formed on the above basis.

Independence

In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*.

Audit Opinion

In our opinion, the financial report of ERG Limited is in accordance with:

(a) the *Corporations Act 2001*, including:

(i) giving a true and fair view of the Company's and consolidated entity's financial position as at 30 June 2003 and of their performance for the year ended on that date

(ii) complying with Accounting Standards in Australia and the Corporations Regulations 2001

(b) other mandatory professional reporting requirements in Australia.

Deloitte Touche Tohmatsu

Deloitte Touche Tohmatsu

P McIver

P McIver
Partner
Chartered Accountants

Perth, Western Australia, 30 September 2003

The liability of Deloitte Touche Tohmatsu is limited by, and to the extent of, the Accountants' Scheme under the *Professional Standards Act 1994 (NSW)*.

Investor Information

The investor information set out below was applicable as at 23 September 2003.

Twenty Largest Shareholders

Name	Number of Shares	Percentage of Issued Capital
J P Morgan Nominees Australia Limited	47,186,043	17.64
National Nominees Limited	12,633,882	4.72
Westpac Custodian Nominees Limited	11,093,820	4.15
HSBC Custody Nominees (Australia) Limited	10,993,966	4.11
PAN Australian Nominees Pty Limited	9,755,867	3.65
ANZ Nominees Limited	4,096,229	1.53
Banksys SA	3,101,651	1.16
AMP Life Limited	2,736,014	1.02
UCA Growth Fund Limited	2,000,000	0.75
Beck Corporation Pty Ltd	1,900,000	0.71
Tower Trust Limited	1,698,654	0.64
American Express Travel Related Services Company Inc	1,484,165	0.55
Interpay Nederland BV	1,484,165	0.55
Visa International Service Association	1,484,165	0.55
Comsec Nominees Pty Limited	1,087,348	0.41
Citicorp Nominees Pty Limited	1,084,176	0.41
Utilico International Limited	1,063,764	0.40
Townson Property Corporation Pty Ltd	1,044,000	0.39
Mr Peter John Fogarty	794,494	0.30
KPL Limited	749,731	0.28
	117,472,134	43.07

Substantial Shareholders

The Ingot Entities collectively hold 64,317,041 shares as at 23 September 2003. The majority of the beneficial holdings are held through nominee registered holders. The beneficial holdings are detailed as follows:

Entity	Address	Holding
Utilico Investment Trust PLC	8th Floor, Exchange House, Primrose Street London EC2A 2NY England	44,502,210
Ingot Capital Investments Pty Limited	Level 11, 1 York Street Sydney NSW 2000 Australia	9,819,436
Stocks Convertible Trust PLC	77a High Street, Brentwood Essex CM14 4RR England	8,891,739
Utilico International Limited	97 The Terrace Wellington New Zealand	1,103,656

Distribution of Listed Ordinary Shareholders

Units Held – Listed Ordinary Shares	Holders	Total Units	Percentage
1 – 1,000	31,933	13,137,781	4.9
1,001 – 5,000	13,136	30,848,415	11.5
5,001 – 10,000	2,479	18,920,461	7.1
10,001 – 100,000	2,154	56,387,010	21.1
100,001+	156	148,201,882	55.4
	49,858	267,495,549	100.0

There were 22,554 holders of less than a marketable parcel of shares.

The percentage of the total holding held by the twenty largest shareholders was 43.07%.

Investor Information

Shareholder Enquiries

Shareholders seeking information regarding their shareholdings should contact the Company's share registry:

Computershare Investor Services Pty Limited
Level 2, Reserve Bank Building
45 St George's Terrace
Perth Western Australia 6000
Telephone   +61 8 9323 2000
Facsimile   +61 8 9323 2033
Website   www.computershare.com
Email   perth.services@computershare.com.au

Each enquiry should refer to the Securityholder Reference Number (SRN) or Holder Identification Number (HIN) which is shown on the holding statements and dividend statements.

Alternatively, you can conveniently check your details by visiting our website www.erggroup.com and clicking on the Investor Relations heading. For security reasons you will then need to key in your SRN or HIN, plus family name and postcode, to enable you to access your personal information.

This service can provide you with:

- current holding balances
- dividend history
- tax file number (TFN) quotation status
- historical price information
- graphs of the share price against market indices
- downloadable forms for making changes to your shareholder details, such as change of address or dividend direct credit instructions.

Your Shareholding in ERG Limited

ERG Limited is a participating company in the Australian Stock Exchange's Clearing House Electronic Subregister System (CHESS) which provides a faster and more efficient settlement of share sales and purchases.

Shareholders with queries concerning the operation of CHESS may contact their stockbroker, the Australian Stock Exchange or the Company's share registry detailed above. Shareholders with specific enquiries about their buy and sell transactions should contact their sponsoring stockbroker.

American Depositary Receipts, sponsored by The Bank of New York, can be purchased through brokers in the US.

Change of Address

If you change your address, please notify the share registry in writing as soon as possible, quoting your SRN and your old address for security purposes. Broker-sponsored shareholders should directly notify their sponsoring stockbroker.

Change of Name

Shareholders who have changed their name should notify the share registry or their sponsoring stockbroker in writing attaching a copy of the relevant marriage certificate or deed poll.

Tax File Number

The Company is obliged to deduct tax from dividend payments to shareholders registered in Australia who have not quoted their TFN to the Company. If you have not already quoted your TFN, you may do so by contacting the share registry.

Removal from Annual Report Mailing List

Shareholders who do not wish to receive the annual report, or who are receiving more than one copy, or elect to view the annual report through our website, should advise the registry in writing.



Group Directory

AUSTRALIA

Western Australia
Head Office
ERG Group
247 Balcatta Road
Balcatta WA 6021
Telephone   +61 8 9273 1100
Facsimiles:
ERG Group (Corporate) +61 8 9273 1208
ERG Card Systems   +61 8 9273 1127
ERG Transit Systems   +61 8 9344 3686
Adminsitration/Accounts +61 8 9273 1189

New South Wales
ERG Transit Systems Ltd
Unit A, 28–32 Egerton Street
Silverwater NSW 2128
Telephone   +61 2 8748 0800
Facsimile   +61 2 9748 8760

ERG Card Systems (Aust) Ltd
ERG Transit Systems Ltd
Town Hall House
Level 21, 456 Kent Street
Sydney NSW 2000
Telephone   +61 2 9390 5503
Facsimile   +61 2 9390 5599

Victoria
ERG Transit Systems Ltd
121–127 High Street
Prahran Vic 3181
Telephone   +61 3 9526 2300
Facsimile   +61 3 9526 2433

Queensland
ERG Transit Systems Ltd
Unit 3, 80 Hope Street
South Brisbane Qld 4101
Telephone   +61 7 3255 0299
Facsimile   +61 7 3255 0549

BELGIUM
ERG Transit Systems (Eur) NV
Kleine Kloosterstraat 23
1932 Zaventem
Telephone   +32 2 722 8911
Facsimile   +32 2 720 8794

CANADA
ERG Transit Systems (NA)
Suite 18, 151 Brunel Road
Mississauga ONT L4Z 2H6
Telephone   +1 905 890 2794
Facsimile   +1 905 890 4590

FRANCE
ERG Transit Systems (Fra) SA
17B, rue Alain Savary
25000 Besançon
Telephone   +33 3 81 40 11 40
Facsimile   +33 3 81 53 73 84

HONG KONG
ERG Transit Systems (HK) Ltd
Unit 1310–11, Telford House
16 Wang Hoi Road
Kowloon Bay
Telephone   +852 2798 7339
Facsimile   +852 2753 8798

ITALY
ERG Limited
Via Torino 107
00184 Rome
Telephone   +39 06 4786 6104
Facsimile   +39 06 4786 6225

SINGAPORE
ERG Transit Systems (Sing) Pte Ltd
73 Budit Timah Road
#05–01 Rex House
Singapore 229832
Telephone   +65 6837 2273
Facsimile   +65 6837 2298

SWEDEN
ERG Transit Systems (Scand) AB
Arenavägen 47
SE-121 26 Stockholm-Globen
Telephone   +46 8 659 0800
Facsimile   +46 8 659 7730

UNITED KINGDOM
ERG Transit Systems (UK) Ltd
Unit P Riverside
Waters Meeting Road
The Valley
Bolton BL1 8TT
Telephone   +44 1204 384 709
Facsimile   +44 1204 384 806

UNITED STATES

California
ERG Transit Systems (USA) Inc
Suite 900, 1800 Sutter Street
Concord CA 94520
Telephone   +1 925 686 8200
Facsimile   +1 925 686 8220

Washington
ERG Transit Systems (USA) Inc
Suite 1N, 411 First Avenue South
Seattle WA 98104
Telephone   +1 206 749 5500
Facsimile   +1 206 749 9670

Visit our Website: www.erggroup.com

Extract from 2003 Annual Review referred to in the 2003 Financial Report



ERG

GROUP

Board of Directors

ANTHONY SHEPHERD, BCom
Chairman
Audit and Risk Committee

Anthony (Tony) Shepherd was appointed to the Board as Non-Executive Chairman in May 2003. He has over 30 years' experience in the commercialisation and development of major public and private infrastructure projects both in Australia and South-East Asia. Mr Shepherd has had an extensive career with the Transfield Holdings Group, which commenced in 1978, and is currently the Non-Executive Deputy Chairman of Transfield Services Limited (since 2001). Mr Shepherd commenced his career in the Federal Public Service and worked in several positions including a three-year posting to the Australian Embassy in Washington DC.

He is also a Director of ADI Limited, Vice President of the Australian Council for Infrastructure Development Ltd and a Trustee of the Sydney Cricket and Sports Ground.

PETER FOGARTY, LLB
Chief Executive Officer
Document Execution Committee

Peter Fogarty joined the Board as a Non-Executive Director in 1984 and was appointed Executive Chairman in 1985. In 1991, he was appointed Chief Executive Officer and Managing Director. Previously he was a partner of a major Australian legal firm specialising in corporate and taxation law.

DAVID HUMANN, FCA, FCPA
Audit and Risk Committee Chairman, Document Execution, and Remuneration and Nominations Committees

David Humann joined the Board as Non-Executive Director in January 1998. He was previously a member of both the Price Waterhouse World Board and Executive Management Committee based in London and New York, Managing Partner for Asia–Pacific, and Senior Partner of Price Waterhouse Hong Kong and the People's Republic of China firms. He was formerly a Member of the Australian and New Zealand firms' Policy and Executive Management Committee.

Mr Humann is presently Chairman of McMahon Holdings Ltd, Mincor Resources NL, Tethyan Copper Company Limited, Matrix Metals Limited and Westcoast Mining Limited. He is also a Director of Ticor Limited.

ROBERT TOPFER, LLB, BA
Remuneration and Nominations Committee

Robert Topfer was appointed to the Board as Non-Executive Director in October 2002. He is currently a director of Babcock and Brown and was previously a founding partner of Atanaskovic Hartnell and prior to that a partner of Allen Allen and Hemsley. He brings 16 years of specialist structured and corporate finance experience across many industry sectors.



In addition, Mr Topfer has considerable experience in large projects, takeovers and structured equity and debt raisings.

DUNCAN SAVILLE, BCom (Hons), BSc (Hons), FCA, ASIA
Audit and Risk, Remuneration and Nominations Committees

Duncan Saville was appointed to the Board as Non-Executive Director in May 2003. Mr Saville, a Chartered Accountant, is the principal of a funds management group. He is an experienced director and currently holds directorships of a number of infrastructure funds, a water utility company and an international airport company.



Review of Operations

Overview

The ERG Group is focused on providing the best automated fare collection (AFC) solutions to its customers globally. The Group has created a portfolio of major AFC infrastructure installations throughout the world from which it generates annuity style recurring revenues. The infrastructure systems include a sophisticated central computer processing system developed by ERG to handle the transactions generated from the smart card base.

This strategic focus creates two key phases in the relationship with the Group's customers. Firstly, there is the initial installation of an AFC transit system that generates revenue similar to any major engineering or building contract.

Secondly, following the system installation, ERG will generally then earn revenue from the maintenance and/or outsourced operation of the system. These recurring revenues are typically governed by long-term contracts. The infrastructure can then also be exploited on two fronts with additional functionality added to the existing card base and incremental cities can then be operated from a single central computer processing system.

Supply and Installation

Revenue for the supply and installation of AFC systems throughout the world was $89.0 million, with an operating loss of $4.2 million before depreciation, amortisation and significant items. Revenue was substantially down from the previous year's figure of $140.4 million due to the delay in commencement of major projects, the majority of which commenced in the final quarter of the financial year. As a result of the delays in major projects, there were no individual projects contributing more than $10 million revenue to this segment during the financial year. This segment is expected to be the primary driver of revenue growth in the 2004 financial year with the installation phase of projects in Lazio, Seattle, Stockholm, Sydney and Washington DC; and San Francisco Phase 2 scheduled to be in progress.

Operation and Maintenance

The operation and maintenance segment generates revenue from an AFC installation once the system is operational. This segment has previously been referred to as the infrastructure and cards segment.

Revenue from these sources decreased to $115.7 million from $139.9 million in the previous year; however, the prior year included amounts related to the settlement of scope creep claims for the Melbourne project. Profitability of the segment improved significantly during the year with an EBITDA (earnings before interest, tax, depreciation and amortisation) profit of $9.2 million before significant items. During the financial year, the outsourced operation of the Melbourne and Rome projects was the largest individual contributor to this segment; however, the accounting profitability was impacted upon by the sizeable depreciation charges against the large-scale infrastructure assets. This situation will be improved by moving forward with the restructure of the Rome contract removing $7 million in annual depreciation charges.

In addition to Melbourne and Rome, maintenance contracts in Hong Kong and Singapore contribute to this segment. The infrastructure segment of the business also includes an equity-accounted share of the result of ERG's joint ventures and alliances which leverage off the smart card base created by a transit project.



Corporate and Financing

This segment of the business provides the technology, financing, business development and administrative support to the two operational segments outlined above. It is by nature, primarily a cost centre that incorporates all aspects of the Group's operations that do not specifically relate to customer activities. The technology (including research and development) division supports all Group projects and designs and develops hardware and software for those projects.

Financial Performance

The financial contribution from each of these business segments is shown below.

	Supply & Installation $m	Operation & Maintenance $m	Corporate & Financing $m
Revenue *	89.0	115.7	19.4
Operating result before deprecation and amortisation *	(4.2)	9.2	(54.4)
Depreciation and amortisation *	(2.0)	(23.8)	(12.7)
Segment result before tax *	(6.2)	(14.6)	(67.1)
Total assets	100.3	171.1	138.1

* Excluding significant items

The Group's business segments include projects operated within ERG Transit Systems and ERG Card Systems. The major operations of ERG are reviewed within these business units.

The current focus of the Group's activities is to deliver in a timely and profitable manner the large transit projects it has recently been awarded. Investments within ERG Card Systems have been rationalised during the year to enhance the financial position of the Group and to maintain focus on the transit projects.

ERG Transit Systems

ERG Transit Systems includes all operations of the ERG Group involved in the design, development, supply, installation and operation of AFC systems for customers in the public and private sector. The Group's major projects are predominantly smart card based systems; however, some of the projects can also incorporate paper and magnetic tickets.

Projects in the AFC business initially contribute revenue to the supply and installation segment during their build phase. Once the project is installed and operational it then contributes to the operations and maintenance segment through maintenance and/or outsourced operational revenues.

Major Projects

Below is a summary of the Group's major projects.



Las Vegas

In September 2002, ERG was awarded the contract to install a smart card based fare collection system for the Las Vegas Monorail. The contract was awarded by Bombardier Total Transportation Systems, a unit of Bombardier Inc, a Canadian-based diversified manufacturing and service company.

The Las Vegas monorail system is scheduled to be opened to the public in early 2004 and is expected to carry 19 million passengers in its first year of operation. The monorail will service 60,000 hotel rooms and the world's largest convention centre. There will be seven new stations built in the first phase of the project and a further five stations will be included in an extension to be built in the near future.

The system will provide contactless smart cards as well as magnetic tickets for fare media. In addition, ERG has been contracted to install its central computer processing system which will be capable of expansion into multiple applications for smart cards including electronic purse for casinos, security access and loyalty schemes. The monorail smart card scheme can also be integrated in the future with other transport modes such as the city's bus network.

Melbourne

Following the claims settlement in May 2002 with the Victorian Government, ERG's subsidiary, OneLink Transit Systems, will be paid $65 million.

As part of this settlement, OneLink's service contract was amended to include a system for performance bonuses and penalties under a new Customer Defined Availability (CDA) Agreement. The first key challenge for OneLink under the CDA Agreement was to pass a qualifying event regarding system availability. The qualifying event was staged over the period from November 2002 to February 2003 and was successfully completed by OneLink with a comfortable margin.

The system has consistently performed at high availability levels over the past two years, primarily due to the improved management of vandalism.

Under the restructured performance measures, Melbourne's automated ticketing equipment performance levels are among the most stringent in the world. The transit operators have used a variety of factors in order to set performance measures with a focus on machine availability.

With the qualifying event successfully completed and the continued improvement to the level of product standards, customer satisfaction is at an all time high in Melbourne. Ticket sales continue to increase, with further improvement programs planned for the near future.

Rome

During the year, the contracts for the Rome project have been significantly restructured in two components. The new structure will return approximately $100 million to ERG and improve the Group's profitability.

The first component of the restructure involved approval for the Phase 2 rollout of the smart card based AFC system into the Lazio region surrounding Rome. The expansion will generate revenues of approximately $43 million to ERG during the installation period.



Under the terms of the original contract, ERG contracted with ATAC, the operator of the transport system in Rome, to deliver a smart card based AFC system for Rome and the surrounding region of Lazio. However, due to political change and issues outside ERG's control, ERG was prevented from proceeding with the Phase 2 rollout into Lazio in accordance with the timeframe originally contemplated.

The restructured agreement allows ERG to contract directly with Cotral, the operator of the Lazio system, for the rollout of its smart card AFC system in that region. Accordingly, ERG and Cotral have entered into a separate agreement under which Cotral will own the equipment, which is expected to be delivered and installed by ERG over the next 18 months, with 400,000 smart cards ultimately in circulation.

The second component of the restructured contracts, completed subsequent to year-end, involves the existing installation in Rome that has been operating successfully since April 2001. The system currently supports approximately 500,000 cards in circulation. ATAC has contracted with ERG to purchase the public transport ticketing hardware, with the exception of the central clearing house; and to establish a new company, which will be jointly owned with ERG, to operate the system moving forward. ERG will be paid a total of approximately $51 million for the hardware, technology rights and additional software services. In addition, ERG will have an ongoing involvement in the operation of the system for a minimum of eight years, receiving a share of the profits generated and ongoing software fees.

As at 30 June 2003, ERG owned the fare collection equipment installed in Rome and carried the assets on its balance sheet. The assets were being depreciated at an annual rate of $6.8 million over the term of the original operating contract. The sale to ATAC will remove these assets from ERG's balance sheet, replacing them with cash, while eliminating the depreciation charges moving forward.

San Francisco

Phase 1 of the San Francisco TransLink® pilot project, which was granted final acceptance by the Bay Area's Metropolitan Transportation Commission (MTC) in August 2003, was an outstanding success among transit patrons and system operators. This initial phase involved select bus, ferry, and light, medium and heavy rail routes within the Bay Area's six largest transit operators. It included the implementation of a central clearing house based in Concord, California, to process transactions and settle payments, and the creation of a customer service centre. It also involved installation of more than 1,500 pieces of equipment, including fare payment processors, add-value machines, portable hand-held readers, ticket office terminals and point-of-sale devices for retail outlets.

The MTC has moved forward with an order for over 4,000 pieces of equipment needed to launch Phase 2 and full system implementation. ERG is currently in the design process for Phase 2, with installation of the equipment expected to commence in the 2004 financial year.

ERG has provided an application development kit for software that will be incorporated into new electronic parking meters installed in San Francisco during 2003. The software will allow the TransLink® card to be used for payment at parking meters throughout the city. The pilot program for the smart card enabled parking meters is expected to begin at the end of 2003 and rollout in 2004.



Seattle

In February 2003, ERG signed an agreement with seven public transportation agencies for the establishment of a regional fare collection system covering Seattle and the Central Puget Sound area of Washington State. The seven agencies include Community Transit, Everett Transit, King County Metro Transit, Kitsap Transit, Pierce Transit, Sound Transit, and Washington State Ferries.

The contract is worth approximately $120 million to ERG for the system implementation and management for a ten-year term once the system is operational. Work has commenced, with the first phase expected to be in live operation within two years.

The project involves the design and implementation of a "seamless" smart card system across 2,100 buses, light rail, commuter rail and ferry services throughout the region, as well as the fare card and services management for ten years after implementation. The tender was initiated by the agencies in order to establish a common fare system utilising smart cards in order to better coordinate their respective services and improve the availability, reliability and convenience of public transportation.

The Seattle region collectively generates approximately 130 million passenger journeys per year and more than $250 million in annual passenger revenues. It is expected that 400,000 smart cards will be initially issued on commencement of the project. Non-transit applications such as parking and tolling may be added to the system at a later stage.

ERG will use its San Francisco smart card transit service bureau to provide all of the required services including card issuance, management, maintenance and the clearing and settling of transactions. As such, it ideally complements the San Francisco transit smart card project and will produce significant operating synergies across both locations.

Singapore

The ERG designed and installed smart card ticketing system in Singapore, known as ez-link, has been in full operation on the public transport network for just over one year. The system has been a huge success with over 4 million smart cards sold to the public; 3.5 million passenger trips per day; and over 7 million financial transactions processed daily at the central clearing house. In the first half of 2003, the central clearing house processed over 1 billion financial transactions.

The Singapore System is one of the largest integrated smart card based transit systems in the world with more than 24,000 readers in place across the six transit operators covering bus, rail and light rail. It is more advanced than the original system installed in Hong Kong as the software and capability have been significantly upgraded.

Stockholm

In April 2003, ERG signed a contract with Stockholm's public transport authority, AB Storstockholms Lokaltrafik (SL), to implement a smart card based AFC system throughout the city and greater Stockholm.

The project, known as Resekortet ("the Travel Card"), will generate revenues in excess of $49 million plus maintenance to ERG over the term of the system implementation.



The contract involves the upgrade of the current rail and metro magnetic ticketing system to ERG's faster, more efficient smart card platform, together with the introduction of ERG's latest mobile ticketing equipment to the SL bus network. The contract provides for integration using smart cards across SL's entire public transport network, comprising 150 rail and metro stations and more than 1,800 buses. ERG will install its central computer processing system to manage the smart card database, financial reconciliation and management reporting. The network currently handles over 2.4 million passenger trips on a normal weekday and generates approximately $690 million in ticketing revenue annually.

The project calls for the issue of around 1 million smart cards within the next two and a half years. Work has commenced on the project, with revenues flowing from April 2003. The new system is expected to be fully operational by the end of 2005.

Sydney

Integrated Transit Solutions Ltd (ITS), a subsidiary of ERG, signed a contract with the New South Wales Government in February 2003 to supply, install and operate an integrated smart card based ticketing system for the entire Greater Sydney commuter transport network.

The contract covers all State Rail Authority commuter rail, State Transit and private operator buses, State Transit and private operator ferries, as well as Sydney's light rail and monorail. The transport network handles approximately 630 million passenger journeys each year with revenue collections of approximately $800 million.

Work has commenced on the design and supply of all components of the integrated ticketing system and ITS will then operate the system of behalf of the transport operators for a minimum period of ten years following the initial installation. The project includes the installation of ERG's proven multi-application smart card solution central computer processing system.

It is expected that the first commuter smart card travel will be available on inner-city services in late 2004, with current plans to convert most of Greater Sydney's commuter transport services to smart card ticketing during 2005. At that time, it is expected there will be 2 million smart cards on issue. The system is expected to be fully operational in 2006.

Under a separate agreement, ITS has been granted the right to commercialise the integrated ticketing system. This potentially includes the use of the transit smart card and its supporting system in other markets such as vending, venue ticketing, parking, fast food and tolling. This follows similar initiatives in Hong Kong and San Francisco, where customers appreciated the extra utility offered by the transit smart card for a range of small-value everyday transactions.

Washington DC

In June 2003, the Group signed a contract with the Washington Metropolitan Area Transit Authority (WMATA) to design, build, operate and maintain a new Regional Customer Service Centre (Service Centre) for its smart card based fare collection system, known as SmarTrip®. ERG previously announced it had been selected for the project in January 2003.

ERG and Northrop Grumman Information Technology will establish and operate the Service Centre to manage card distribution, reload value onto cards, provide customer service, and to clear and settle smart



card transactions across 17 regional transit agencies participating in the SmarTrip® program. The participating agencies provide 418 million trips annually via bus, commuter rail, light rail and heavy rail across the Northern Virginia, Maryland and the Washington DC area.

Work has commenced on the project and the Group is expected to manage a card base exceeding 300,000 smart cards when the Service Centre is completed in July 2004. This number will grow to 1 million smart cards within the initial five-year term of the contract.

The Service Centre will incorporate a central clearing house for which ERG will use its existing transit central computer processing system installed in San Francisco. The established facility has been designed to process transactions from multiple North American cities. The central clearing house will be responsible for clearing, settlement and financial management of the SmarTrip® program. The Service Centre will interface with existing hardware, such as gates and vending machines, in Washington DC.

The project also includes the establishment and operation of extensive point-of-sale devices to support the sales and reload of smart cards across the region.

The WMATA contract is the first project that ERG and Northrop Grumman will implement together. Northrop will be responsible for the distribution of smart cards and the operation of the Service Centre from its facilities in Reston, Virginia.

Outlook

ERG now has an outstanding number of installed reference sites and new contracts for integrated multi-operator smart card systems. In addition, ERG has integrated its technology with all of its competitors' hardware solutions, when required, and with all contactless smart card technologies available. As a result, ERG's technology represents the only proven open system that can operate with any hardware platform available.

The primary focus for the coming year is to deliver the large number of projects which have recently been awarded. The ability of the Group to be profitable in 2004 is largely dependent on the successful delivery of these major projects. ERG will continue to tender for AFC projects; however, it will continue to vigilantly manage the cash flow and balance sheet implications of any new projects. The majority of major new prospects are expected to come from Europe and North America.



ERG Card Systems

ERG Card Systems is the company operating strategic alliances and holding investments in the smart card sector. These activities are directed towards companies that develop or have rights to complementary technology suited to the smart card sector and operating companies that provide processing and card management functions for smart card issuers.

Typically, projects within ERG Card Systems contribute to the operating and maintenance segment where they have recurring or long-term revenue.

card.etc AG

ERG is a 19 per cent shareholder in the German company card.etc AG. The major co-shareholders in the company are VDV (the German association of public transport) and DeTeCardService (German Telekom Group). The company, card.etc AG, holds the licence to ERG's multi-application smart card solution technology for Germany (excluding Berlin).

During 2002 and 2003, card.etc AG delivered approximately 2 million smart cards and over 7,000 security modules to the 44 local public transport associations from Verkehrsverbund Rhein–Ruhr (VRR) and Verkehrsverbund Rhein-Sieg (VRS) in the state of North-Rhine Westphalia. This populous region of 10.6 million people, with over 3 million users of public transport daily, includes the major cities of Bonn, Köln (Cologne), Düsseldorf, Dortmund and Essen. They represent almost 25 per cent of the German transit market.

The VRR–VRS initial project was completed in a relatively short time (15 months from contract award until final delivery), and was delivered on time before the end of 2002. The VRR–VRS system is regarded as a landmark transit system in Germany and continues to grow, with new card types and additional card orders expected to exceed 400,000 cards before the end of 2003.

ECard

In November 2002, ERG sold its 39 per cent shareholding in ECard—an Australian company jointly owned with the Australia and New Zealand Banking Group Limited and Telstra Corporation Limited—for $5 million.

Proton World

In April 2003, the Group finalised the sale of its subsidiary Proton World to Geneva-based STMicroelectronics (ST) for $94.6 million. As part of the transaction, ERG retains the worldwide rights to the Proton technology, future upgrades for 20 years and exclusive access to nominated transit customers for a five-year term. ERG has the ability to earn a further $38 million from this transaction based on future milestones linked to ongoing support of the Proton technology and ST over a ten-year term.

The transaction strengthened the Group's balance sheet through the return of cash, while removing the significant intangible assets associated with the Proton World investment. This in turn leads to the elimination of the annual $15 million goodwill amortisation charge.



At the same time, Proton World will have the resources to fast track further development of its technology and this, in turn, will more rapidly expand the multifunction nature of ERG's smart cards under the global licence agreement.

ST is one of the world's major chip producers. Its purchase of Proton World will allow ST to combine the development of advanced chips with software in smart cards to accelerate adoption of smart card technology. The transaction also allows ERG and ST to establish a broader alliance and to collaborate on development of more advanced contactless smart card and chip technology.

Triumphant Launch

Triumphant Launch became a fully owned subsidiary of ERG following the acquisition of Proton World. Triumphant Launch retains the rights to the ERG and Proton technologies in Malaysia; however, under the terms of the disposal of Proton World, all customer contracts that utilised the Proton technology were assigned to ST.